UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at September 30, 2025 and December 31, 2024 and for the
three and nine months ended September 30, 2025 and 2024

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	September 30, 2025	December 31, 2024
Assets
Current Assets
Cash and cash equivalents	4	$3,500	$3,239
Financial assets	5	1,330	1,537
Accounts and other receivable, net	6	6,853	5,178
Inventory, net	7	2,667	2,416
Other assets	9	1,166	2,969
		15,516	15,339
Non-Current Assets
Financial assets	5	10,636	10,834
Accounts and other receivable, net	6	969	1,101
Other assets	9	861	343
Property, plant and equipment	10	10,810	13,232
Deferred income tax assets		2,060	1,744
Intangible assets	11	18,878	18,317
Equity accounted investments	13	2,384	2,325
Goodwill	12	13,289	12,239
		$75,403	$75,474
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$7,827	$10,550
Non-recourse borrowings in subsidiaries of the partnership	16	1,271	1,616
		9,098	12,166
Non-Current Liabilities
Accounts payable and other	14	6,152	6,141
Corporate borrowings	16	1,156	2,142
Non-recourse borrowings in subsidiaries of the partnership	16	40,878	35,104
Deferred income tax liabilities		2,579	2,613
		$59,863	$58,166
Equity
Limited partners	19	$2,354	$1,752
Non-controlling interests attributable to:
Redemption-exchange units	19	1,370	1,644
Special limited partner	19	—	—
BBUC exchangeable shares	19	1,858	1,721
Preferred securities	19	740	740
Interest of others in operating subsidiaries		9,218	11,451
		15,540	17,308
		$75,403	$75,474
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS, except per unit amounts)	Notes	2025	2024	2025	2024
Revenues	22	$6,919	$9,232	$20,363	$33,193
Direct operating costs	21	(5,663)	(7,069)	(16,530)	(28,875)
General and administrative expenses		(278)	(319)	(860)	(943)
Interest income (expense), net		(784)	(778)	(2,355)	(2,352)
Equity accounted income (loss)	13	8	1	23	55
Impairment reversal (expense), net	10, 12	—	—	(14)	10
Gain (loss) on dispositions, net	8	105	593	325	692
Other income (expense), net		(462)	(229)	(648)	(213)
Income (loss) before income tax		(155)	1,431	304	1,567
Income tax (expense) recovery
Current		(130)	(276)	(446)	(488)
Deferred		163	580	411	924
Net income (loss)		$(122)	$1,735	$269	$2,003
Attributable to:
Limited partners	19	$(25)	$103	$16	$113
Non-controlling interests attributable to:
Redemption-exchange units	19	(14)	97	15	106
Special limited partner	19	—	—	—	—
BBUC exchangeable shares	19	(20)	101	16	110
Preferred securities	19	13	13	39	39
Interest of others in operating subsidiaries		(76)	1,421	183	1,635
		$(122)	$1,735	$269	$2,003
Basic and diluted earnings (loss) per limited partner unit	19	$(0.28)	$1.39	$0.19	$1.52
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2025	2024	2025	2024
Net income (loss)		$(122)	$1,735	$269	$2,003
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		38	99	81	130
Insurance finance reserve		(12)	(28)	(21)	(33)
Foreign currency translation		(25)	295	857	(317)
Net investment and cash flow hedges	4	7	(236)	(275)	150
Equity accounted investments	13	(6)	6	10	(2)
Taxes on the above items		(7)	36	27	(8)
Reclassification to profit or loss		(7)	(87)	(66)	(226)
		(12)	85	613	(306)
Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		(1)	—	(1)	(3)
Fair value through other comprehensive income		(25)	11	188	20
Taxes on the above items		1	(1)	1	(1)
		(25)	10	188	16
Total other comprehensive income (loss)		(37)	95	801	(290)
Comprehensive income (loss)		$(159)	$1,830	$1,070	$1,713
Attributable to:
Limited partners		$(28)	$119	$185	$88
Non-controlling interests attributable to:
Redemption-exchange units		(16)	112	118	82
Special limited partner		—	—	—	—
BBUC exchangeable shares		(22)	117	153	85
Preferred securities		13	13	39	39
Interest of others in operating subsidiaries		(106)	1,469	575	1,419
		$(159)	$1,830	$1,070	$1,713
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2025	$2,109	$491	$(624)	$(224)	$1,752	$1,644	$—	$1,721	$740	$11,451	$17,308
Net income (loss)	—	16	—	—	16	15	—	16	39	183	269
Other comprehensive income (loss)	—	—	—	169	169	103	—	137	—	392	801
Total comprehensive income (loss)	—	16	—	169	185	118	—	153	39	575	1,070
Contributions	—	—	—	—	—	—	—	—	—	236	236
Distributions and capital paid (2)	—	(16)	—	—	(16)	(10)	—	(13)	(39)	(3,795)	(3,873)
Ownership changes and other (2)	—	(28)	545	—	517	(382)	—	74	—	133	342
Unit repurchases (2)	(84)	—	—	—	(84)	—	—	(77)	—	—	(161)
Acquisition of interest (3)	—	—	—	—	—	—	—	—	—	618	618
Balance as at September 30, 2025	$2,025	$463	$(79)	$(55)	$2,354	$1,370	$—	$1,858	$740	$9,218	$15,540

Balance as at January 1, 2024	2,109	549	(619)	(130)	1,909	1,792	—	1,875	740	12,216	18,532
Net income (loss)	—	113	—	—	113	106	—	110	39	1,635	2,003
Other comprehensive income (loss)	—	—	—	(25)	(25)	(24)	—	(25)	—	(216)	(290)
Total comprehensive income (loss)	—	113	—	(25)	88	82	—	85	39	1,419	1,713
Contributions	—	—	—	—	—	—	—	—	—	166	166
Distributions and capital paid (2)	—	(14)	—	—	(14)	(13)	—	(14)	(39)	(517)	(597)
Ownership changes and other	—	—	(3)	—	(3)	(3)	—	(1)	—	(446)	(453)
Balance as at September 30, 2024	$2,109	$648	$(622)	$(155)	$1,980	$1,858	$—	$1,945	$740	$12,838	$19,361
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions, unit repurchases, and ownership changes and other.
(3)See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2025	2024
Operating Activities
Net income (loss)		$269	$2,003
Adjusted for the following items:
Equity accounted earnings, net of distributions	13	267	129
Impairment expense (reversal), net		14	(10)
Depreciation and amortization expense	21	2,269	2,425
(Gain) loss on dispositions, net	8	(325)	(692)
Provisions and other items		111	(46)
Deferred income tax expense (recovery)		(411)	(924)
Changes in non-cash working capital, net	24	404	(552)
Cash from (used in) operating activities		2,598	2,333
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		17,691	8,486
Repayment of non-recourse subsidiary borrowings of the partnership		(13,267)	(8,597)
Proceeds from corporate borrowings		474	760
Repayment of corporate borrowings		(1,464)	(215)
Proceeds from other financing		136	175
Repayment of other financing		(72)	(107)
Proceeds from (repayment of) other credit facilities, net		17	(217)
Lease liability repayment		(194)	(236)
Capital provided by others who have interests in operating subsidiaries	19	719	136
Repurchases of LP units and BBUC exchangeable shares	19	(161)	—
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(39)	(41)
Distributions to preferred securities holders	19	(39)	(39)
Distributions and capital paid to others who have interests in operating subsidiaries	19	(4,012)	(562)
Cash from (used in) financing activities		(211)	(457)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(1,619)	(84)
Property, plant and equipment and intangible assets		(1,506)	(1,924)
Equity accounted investments		(195)	(203)
Financial assets and other		(2,299)	(2,429)
Dispositions
Subsidiaries, net of cash disposed	8	700	300
Property, plant and equipment and intangible assets		93	19
Financial assets and other		2,496	2,459
Net settlement of derivative assets and liabilities		(100)	(47)
Restricted cash and deposits		90	(66)
Cash from (used in) investing activities		(2,340)	(1,975)
Cash and cash equivalents
Change during the period		47	(99)
Impact of foreign exchange		229	(100)
Net change in cash classified within assets held for sale		(15)	(50)
Balance, beginning of year		3,239	3,252
Balance, end of period		$3,500	$3,003
Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024

NOTE 1. NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation (together with its controlled subsidiaries, excluding the partnership, “Brookfield”) is the ultimate parent of the partnership. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) and their related parties. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment consists of the managing general partnership units (“Managing General Partner Units”) of Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in its operating businesses. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield Holders, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield Holders. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders”, unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations such as a dealer software and technology services operation, non-bank financial services, a residential mortgage insurer and fleet management and car rental services. The partnership’s industrials operations include an advanced energy storage operation and an engineered components manufacturing operation, among others. The partnership’s infrastructure services operations include modular building leasing services, a lottery services operation, offshore oil services and work access services. The partnership’s operations are primarily located in the United States, Europe, Brazil, Canada and Australia.
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2024. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2024 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the partnership’s general partner, Brookfield Business Partners Limited (the “General Partner”), on behalf of the partnership, and authorized for issue on November 10, 2025.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
(i)    Revision of comparative period disclosure
In preparing the unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2025, the partnership corrected its comparative period related party transaction disclosures for the three and nine months ended September 30, 2024 to include revenues earned by one of its subsidiaries from an associate accounted for under the equity method, which had previously been omitted. See Note 17 for further information. The partnership concluded that the related impacts were not material, and the revisions had no impact on the partnership’s unaudited interim condensed consolidated statements of financial position, statements of operating results, statements of changes in equity and statements of cash flow as at and for the year ended December 31, 2024 and three and nine months ended September 30, 2024.
(b)Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period of the financial statements that are not readily apparent from other sources. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s annual consolidated financial statements as at and for the year ended December 31, 2024. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method of determining critical accounting estimates and judgments relative to those described in the annual consolidated financial statements as at and for the year ended December 31, 2024.
(i)Impact of tax legislation
(i)(a)    Global minimum top-up tax
The partnership operates in countries, including Canada, which have enacted legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There are no material current tax impacts for the three and nine months ended September 30, 2025. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the partnership.
(i)(b)    U.S. legislation for domestic energy production and manufacturing
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
For qualified business activities in the partnership’s advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).
IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. For the three and nine months ended September 30, 2025, the partnership recorded a benefit of $279 million and $794 million, respectively (September 30, 2024: $1,069 million and $1,069 million, respectively).
(ii)Going concern
In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that cast significant doubt on the partnership’s ability to continue as a going concern, management has made certain estimates and assumptions about future cash flows. These judgments considered various forward-looking factors, such as forecasted cash flows, access to financing and liquidity reserves, planned capital expenditures and debt repayment obligations. The assumptions underlying this assessment are based on actual operating results and the most relevant available information about the future, including the partnership’s strategic initiatives and business plans and may be affected by market conditions, regulatory developments and macroeconomic risks.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
(c)Future changes in accounting policies
(i)Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent feature, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The partnership is currently assessing the impact of these amendments.
(ii)IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management-defined performance measures, and adding new principles for the aggregation and disaggregation of items. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS® Accounting Standards with expected material impacts on the partnership.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which identifiable tangible and intangible assets and liabilities are recognized and measured on the basis of their estimated fair values at the date of acquisition.
(a)Acquisitions completed in the nine months ended September 30, 2025
Industrials
Chemelex
On January 30, 2025, the partnership, together with institutional partners, acquired a 100% economic interest in Chemelex, a leading manufacturer of electric heat tracing systems. Total consideration for the business was $1,654 million, funded with debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes. The partnership’s economic ownership interest in the business is approximately 26%.
Goodwill of $654 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $804 million were acquired as part of the transaction, comprising customer relationships of $498 million, brand and trademarks of $198 million, and developed technology and software of $108 million. Other items include $115 million of property, plant and equipment, $109 million of inventory, and $28 million of net other liabilities. Transaction costs of approximately $34 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results.
The partnership’s results from operations for the nine months ended September 30, 2025 include revenues of $424 million and $22 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2025, the partnership would have recorded revenues of $465 million and a net loss of $20 million attributable to Unitholders for the nine months ended September 30, 2025.
(b)Acquisitions completed in 2024
There were no significant acquisitions during the year ended December 31, 2024.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate, for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs when available.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatility, as applicable.
The following table provides the details of financial instruments and their associated financial instrument classifications as at September 30, 2025:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,500	$3,500
Accounts and other receivable, net (current and non-current)	—	—	7,822	7,822
Financial assets (current and non-current) (1) (2)	868	5,067	6,031	11,966
Total	$868	$5,067	$17,353	$23,288
Financial liabilities
Accounts payable and other (current and non-current) (1) (3)	$210	$62	$7,059	$7,331
Borrowings (current and non-current)	—	—	43,305	43,305
Total	$210	$62	$50,364	$50,636
____________________________________
(1)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging activities in Note 4(a) below.
(2)FVOCI includes $669 million of units in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) for additional information.
(3)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $6,648 million.
Included in cash and cash equivalents as at September 30, 2025 was $2,173 million of cash (December 31, 2024: $1,991 million) and $1,327 million of cash equivalents (December 31, 2024: $1,248 million).
Included in financial assets (current and non-current) as at September 30, 2025 was $1,274 million (December 31, 2024: $466 million) of equity instruments and $3,695 million (December 31, 2024: $3,904 million) of debt instruments designated and measured at fair value through other comprehensive income.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2024:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,239	$3,239
Accounts and other receivable, net (current and non-current)	—	—	6,279	6,279
Financial assets (current and non-current) (1)	937	4,767	6,667	12,371
Total	$937	$4,767	$16,185	$21,889
Financial liabilities
Accounts payable and other (1) (2)	$170	$187	$8,194	$8,551
Borrowings (current and non-current)	—	—	38,862	38,862
Total	$170	$187	$47,056	$47,413
____________________________________
(1)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(2)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenues, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $8,140 million.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Net investment hedges
The partnership uses foreign exchange derivative contracts, currency options and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and nine months ended September 30, 2025, a pre-tax net gain of $2 million and a pre-tax net loss of $186 million, respectively (September 30, 2024: pre-tax net loss of $59 million and a pre-tax net gain of $87 million, respectively) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at September 30, 2025, there was a derivative asset balance of $41 million (December 31, 2024: $177 million) and a derivative liability balance of $11 million (December 31, 2024: $135 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and nine months ended September 30, 2025, a pre-tax net gain of $5 million and a pre-tax net loss of $89 million, respectively (September 30, 2024: pre-tax net loss of $177 million and a pre-tax net gain of $63 million, respectively) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at September 30, 2025, there was a derivative asset balance of $57 million (December 31, 2024: $220 million) and derivative liability balance of $51 million (December 31, 2024: $52 million) relating to the derivative contracts designated as cash flow hedges.
Fair value hedges
The partnership uses cross currency interest rate swap contracts to hedge its fair value exposure on certain foreign currency borrowings resulting from changes in foreign currency. As at September 30, 2025, there was a derivative asset balance of $81 million (December 31, 2024: $71 million) and derivative liability balance of $95 million (December 31, 2024: $28 million) relating to derivative contracts designated as fair value hedges.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
(b)Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $1,600 million (December 31, 2024: $993 million) of financial assets and $25 million (December 31, 2024: $25 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at September 30, 2025 and December 31, 2024:

	September 30, 2025			December 31, 2024
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares (1)	$28	$—	$672	$60	$—	$—
Corporate and government bonds	37	3,102	—	21	3,033	249
Derivative assets	—	229	—	—	522	—
Other financial assets (2)	346	593	928	441	634	744
	$411	$3,924	$1,600	$522	$4,189	$993
Financial liabilities
Derivative liabilities	$—	$247	$—	$—	$332	$—
Other financial liabilities	—	—	25	—	—	25
	$—	$247	$25	$—	$332	$25
____________________________________
(1)Level 3 common shares include $669 million of units in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) for additional information.
(2)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily convertible preferred securities in the partnership’s audience measurement operation and secured debentures.
There were no transfers between levels during the nine months ended September 30, 2025.
The following table presents the change in the balance of financial assets classified as Level 3 for the nine-month period ended September 30, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Balance at beginning of period	$993	$828
Fair value change recorded in net income	8	14
Fair value change recorded in other comprehensive income	196	18
Additions	723	177
Dispositions	(333)	(48)
Foreign currency translation and other	13	4
Balance at end of period	$1,600	$993

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
The following table presents the change in the balance of financial liabilities classified as Level 3 for the nine-month period ended September 30, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Balance at beginning of period	$25	$284
Fair value change recorded in net income	—	(151)
Fair value change recorded in other comprehensive income	—	(1)
Additions	—	12
Dispositions/settlements	(1)	(117)
Foreign currency translation and other	1	(2)
Balance at end of period	$25	$25
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Current
Marketable securities	$650	$571
Restricted cash	76	165
Derivative assets	59	185
Loans and notes receivable	285	396
Other financial assets (1)	260	220
Total current	$1,330	$1,537
Non-current
Marketable securities (2)	$2,940	$2,333
Restricted cash	80	63
Derivative assets	170	337
Loans and notes receivable (3)	5,300	5,734
Other financial assets (1)	2,146	2,367
Total non-current	$10,636	$10,834
____________________________________
(1)Other financial assets primarily consist of asset-backed securities and high yield bonds at the partnership’s residential mortgage insurer and convertible preferred shares held in the partnership’s audience measurement operation.
(2)Marketable securities include $669 million of units in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) for additional information.
(3)Loans and notes receivable includes $4,609 million (December 31, 2024: $5,014 million) of mortgage receivables related to the partnership’s Australian asset manager and lender.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Current, net	$6,853	$5,178
Non-current, net
Accounts receivable	188	449
Retainer on customer contract	52	55
Billing rights	729	597
Total non-current, net	$969	$1,101
Total (1)	$7,822	$6,279
_________________________________
(1)Includes a receivable of $2,135 million (December 31, 2024: $1,341 million) related to tax benefits at the partnership’s advanced energy storage operation. Refer to Note 2(b)(i) for additional information.
Non-current billing rights represent unbilled rights from the partnership’s water and wastewater operation in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at September 30, 2025 was $60 million (December 31, 2024: $120 million).
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Raw materials and consumables	$772	$809
Work in progress	739	613
Finished goods and other (1)	1,156	994
Carrying amount of inventories	$2,667	$2,416
____________________________________
(1)Finished goods and other primarily comprises finished goods inventory at the partnership’s advanced energy storage operation and engineered components manufacturing operation.
NOTE 8. DISPOSITIONS
(a)Dispositions completed in the nine months ended September 30, 2025
Sale of partial interests into a new evergreen private equity fund
On July 4, 2025, the partnership completed the sale of a partial interest in three businesses to a new evergreen private equity fund, managed by Brookfield Asset Management. The transferred interests included 12% of its engineered components manufacturing operation, 7% of its dealer software and technology services operation, and 5% of its work access services operation. In exchange, the partnership received units of the new evergreen private equity fund with an initial redemption value of $688 million, representing an 8.6% discount to the net asset value of the interests sold. The partnership recorded a loss of $14 million in the unaudited interim condensed consolidated statements of operating results, included in other income (expense), relating to the partial sale of an interest in its equity-accounted work access services operation, which continues to be equity-accounted by the partnership following the transaction. Furthermore, the partnership recorded a gain of $280 million in the unaudited interim condensed consolidated statements changes in equity, included in ownership changes and other, relating to its engineered components manufacturing operation and dealer software and technology services operation, which continue to be consolidated subsidiaries of the partnership. The units of the new evergreen private equity fund received represent an investment in an equity instrument of the fund and are accounted for as a financial asset measured at FVOCI in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
Business services
Indian non-bank financial services’ non-core home financing operation
On July 17, 2025, the partnership’s Indian non-bank financial services operation completed the sale of its non-core home financing operation for consideration of $196 million, resulting in a net gain of $110 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on dispositions, net.
Industrials
Returnable plastic packaging operation
On July 1, 2025, the partnership completed the merger of its returnable plastic packaging operation with a North American packaging solutions provider. The partnership deconsolidated the net assets of its returnable plastic packaging operation which were previously classified as held for sale as at June 30, 2025 and recognized an equity accounted investment of $180 million representing 45% in the merged business, of which the partnership’s economic interest is 10%, resulting in no gain or loss.
Infrastructure services
Offshore oil services’ shuttle tanker operation
On January 16, 2025, the partnership’s offshore oil services completed the sale of its shuttle tanker operation for consideration of $484 million, resulting in a net gain of $214 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on dispositions, net.
(b)Dispositions completed in the nine months ended September 30, 2024
Business services
Road fuels operation
In July 2024, the partnership completed the sale of its road fuels operation for total consideration of $250 million resulting in a pre-tax net gain of $483 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Payments processing services operation
On September 17, 2024, the partnership, along with institutions investors, completed the acquisition of Network International Holdings Plc (“Network”), a digital payment processor in the Middle East and Africa. Following the acquisition, the partnership combined the business with its existing payment processing services operation. The partnership invested an incremental $156 million of equity for an 11% economic interest in the combined business. As a result of the combination, the partnership deconsolidated the net assets of its payment processing services operation and recorded a pre-tax net gain of $110 million in gain (loss) on acquisitions/dispositions, net in the unaudited interim consolidated statements of operating results. The gain on deconsolidation was calculated based on the fair value of the retained interest in the business, extinguishment of a contingent consideration liability, net of the derecognition of net assets and non-controlling interest, and net of closing costs. The partnership accounts for its interest in the combined business as an equity accounted investment.
Real estate services operation
On March 31, 2024, the partnership completed the sale of its general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which the partnership has an equity accounted investment. As consideration, the partnership received limited partnership units in the Bridgemarq public entity, increasing the partnership’s ownership interest from 28% to approximately 42%. This resulted in a pre-tax gain of $15 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on dispositions, net.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
Industrials
Canadian aggregates production operation
On June 11, 2024, the partnership completed the sale of its Canadian aggregates production operation for total consideration of $140 million, resulting in a pre-tax net gain of $84 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on dispositions, net.
Infrastructure services
Offshore oil services’ towage business
On February 29, 2024, the partnership’s offshore oil services completed the sale of its non-core towage business. The proceeds realized from the sale were equal to the carrying value of the business disposed, resulting in no gain or loss.
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Current
Work in progress (1)	$102	$170
Prepayments and other assets	856	757
Assets held for sale (2)	208	2,042
Total current	$1,166	$2,969
Non-current
Prepayments and other assets (3)	$861	$343
Total non-current	$861	$343
____________________________________
(1)See Note 15 for additional information.
(2)Assets held for sale at December 31, 2024 included the partnership’s offshore oil services’ shuttle tanker operation which was sold in January 2025.
(3)Includes finance lease receivables related to vessels at the partnership’s offshore oil services.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 10. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the nine-month period ended September 30, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Gross carrying amount
Balance at beginning of period	$19,118	$22,392
Additions (cash and non-cash)	2,158	3,280
Dispositions (1) (2)	(5,290)	(2,609)
Acquisitions through business combinations	115	10
Assets held for sale	(333)	(2,681)
Foreign currency translation and other	1,090	(1,274)
Balance at end of period	$16,858	$19,118
Accumulated depreciation and impairment
Balance at beginning of period	$(5,886)	$(6,668)
Depreciation/depletion/impairment expense	(1,085)	(1,809)
Dispositions (2)	1,082	1,152
Assets held for sale	142	1,156
Foreign currency translation and other	(301)	283
Balance at end of period	$(6,048)	$(5,886)
Net book value (3)	$10,810	$13,232
____________________________________
(1)Includes reclassification of $1,419 million from property, plant and equipment into finance lease receivables related to vessels at the partnership’s offshore oil services.
(2)Includes the deconsolidation of the partnership’s healthcare services operation. See Note 16(b)(i) for additional information.
(3)Includes right-of-use assets of $761 million as at September 30, 2025 (December 31, 2024: $874 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 11. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the nine-month period ended September 30, 2025 and twelve-month period ended December 31, 2024:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Gross carrying amount
Balance at beginning of period	$23,749	$25,242
Additions	250	373
Acquisitions through business combinations	804	21
Dispositions (1)	(190)	(596)
Assets reclassified as held for sale	(248)	—
Foreign currency translation	1,233	(1,291)
Balance at end of period	$25,598	$23,749
Accumulated amortization and impairment
Balance at beginning of period	$(5,432)	$(4,396)
Amortization and impairment expense	(1,201)	(1,590)
Dispositions (1)	104	289
Assets reclassified as held for sale	102	—
Foreign currency translation	(293)	265
Balance at end of period	$(6,720)	$(5,432)
Net book value	$18,878	$18,317
____________________________________
(1)Reflects the deconsolidation of the partnership’s healthcare services operation. See Note 16(b)(i) for additional information.
NOTE 12. GOODWILL
The following table presents the change in the balance of goodwill for the nine-month period ended September 30, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Balance at beginning of period	$12,239	$14,129
Acquisitions through business combinations (1)	654	50
Impairment	(14)	(793)
Dispositions	—	(638)
Assets reclassified as held for sale	(157)	14
Foreign currency translation	567	(523)
Balance at end of period	$13,289	$12,239
____________________________________
(1)See Note 3 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 13. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the nine-month period ended September 30, 2025 and twelve-month period ended December 31, 2024:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Balance at beginning of period	$2,325	$2,154
Additions (cash and non-cash)	444	372
Dispositions	(158)	(29)
Share of net income (loss)	23	90
Share of other comprehensive income (loss)	10	(13)
Distributions received	(290)	(206)
Foreign currency translation and other	30	(43)
Balance at end of period	$2,384	$2,325
On May 27, 2025, the partnership invested $168 million of equity in Antylia Scientific, a leading specialty consumables and equipment manufacturer, for a 26% economic interest.
On July 1, 2025, the partnership completed the merger of its returnable plastic packaging operation with a North American packaging solutions provider. As a result, the partnership deconsolidated the net assets of its returnable plastic packaging operation and recognized an equity accounted investment of $180 million representing 45% in the merged business, of which the partnership’s economic interest is 10%.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Current
Accounts payable	$3,447	$3,250
Accrued and other liabilities (1) (2)	2,838	3,405
Lease liabilities	208	199
Financial liabilities	201	371
Insurance liabilities	419	398
Work in progress (3)	391	382
Provisions and decommissioning liabilities	313	835
Liabilities associated with assets held for sale (4)	10	1,710
Total current (5)	$7,827	$10,550
Non-current
Accounts payable	$96	$87
Accrued and other liabilities (2)	3,203	1,973
Lease liabilities	610	729
Financial liabilities	157	1,321
Insurance liabilities	1,642	1,427
Work in progress (3)	27	36
Provisions and decommissioning liabilities	417	568
Total non-current (5)	$6,152	$6,141
____________________________________
(1)Includes bank overdrafts of $nil  as at September 30, 2025 (December 31, 2024: $19 million).
(2)Includes post-employment benefits of $218 million ($7 million current and $211 million non-current) as at September 30, 2025 and $204 million ($6 million current and $198 million non-current) as at December 31, 2024.
(3)See Note 15 for additional information.
(4)Liabilities associated with assets held for sale as at December 31, 2024 included the partnership’s offshore oil services’ shuttle tanker operation, which was disposed in January 2025. See Note 8 for additional information.
(5)Reflects the deconsolidation of the partnership’s healthcare services operation. See Note 16(b)(i) for additional information.
NOTE 15. CONTRACTS IN PROGRESS

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Contract costs incurred to date	$11,265	$11,241
Profit recognized to date	422	203
	$11,687	$11,444
Less: progress billings	(12,003)	(11,692)
Contract work in progress (liability)	$(316)	$(248)
Comprising:
Amounts due from customers – work in progress	$102	$170
Amounts due to customers – creditors	(418)	(418)
Net work in progress	$(316)	$(248)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 16. BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,350 million with a maturity date of June 29, 2030. The balance drawn on the bilateral credit facilities, net of deferred financing costs, as at September 30, 2025 was $1,156 million (December 31, 2024: $2,142 million).
The partnership had $1 billion available on its revolving acquisition credit facility with Brookfield (the “Brookfield Credit Agreement”) as at September 30, 2025. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. dollars or Canadian dollars and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2030, subject to automatic one year extensions occurring on April 27 of each year unless Brookfield provides written notice of its intention not to further extend their prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2026. As at September 30, 2025, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at September 30, 2025, there were no funds on deposit from Brookfield (December 31, 2024: $nil). Refer to Note 17 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse subsidiary borrowings in subsidiaries of the partnership as at September 30, 2025, net of deferred financing costs and other accounting adjustments, were $1,271 million and $40,878 million, respectively (December 31, 2024: $1,616 million and $35,104 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Some of the partnership’s operations have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. These financing arrangements primarily comprise term loans, securitization programs, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage ratios, leverage ratios and minimum equity or liquidity covenants.
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. As at September 30, 2025, the partnership’s subsidiaries were in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
(i)Healthcare services operation
On May 26, 2025, the partnership’s healthcare services operation entered receivership due to an event of default under its credit agreement after unsuccessful efforts to negotiate with key stakeholders on a sustainable long-term solution for the business. Following the appointment of a receiver and transition of oversight of the operations, the partnership ceased to have control of the business and therefore, deconsolidated the net liabilities of the business, and recorded a pre-tax net gain of $236 million in the nine-month period ended September 30, 2025 unaudited interim condensed consolidated statements of operating results, included in other income (expense). Upon deconsolidation, the partnership derecognized property, plant and equipment of $2,361 million, accounts payable and other liabilities of $2,008 million, non-recourse borrowings of $950 million, accounts receivable of $171 million and other net assets of $237 million related to its healthcare services operation. The results of the healthcare services operation are included in the partnership’s unaudited interim condensed consolidated statement of operating results up until the partnership lost control of the business on May 26, 2025.
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include Brookfield Corporation’s subsidiaries, affiliates, and operating entities.
(a)Transactions with Brookfield
The partnership had $1 billion available on its revolving acquisition credit facility with Brookfield as at September 30, 2025. As at September 30, 2025, $nil was drawn on the Brookfield Credit Agreement (December 31, 2024: $nil). Refer to Note 16 for further details.
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the partnership’s General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at September 30, 2025, the net deposit from Brookfield was $nil (December 31, 2024: $nil) and the partnership incurred interest income (expense) of $nil for the three and nine months ended September 30, 2025 (September 30, 2024: $nil) on these deposits.
Pursuant to the Master Services Agreement (“Master Services Agreement”), the partnership and other service recipients (the “Service Recipients” as defined in the Master Services Agreement) pay a base management fee, referred to as the Base Management Fee, to certain service providers (the “Service Providers” as defined in the Master Services Agreement) which are wholly-owned subsidiaries of Brookfield Asset Management, equal to 0.3125% per quarter (1.25% annually) of the total capitalization of the partnership, which is reflected within general and administrative expenses. For purposes of calculating the Base Management Fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of LP Units on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a Service Recipient, less all cash held by such entities. The Base Management Fee for the three and nine months ended September 30, 2025 was $25 million and $68 million, respectively (September 30, 2024: $23 million and $67 million, respectively).
In its capacity as the holder of the Special LP Units, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and nine months ended September 30, 2025 was $nil (September 30, 2024: $nil). Refer to Note 19 for further details.
An integral part of the partnership’s strategy is to participate alongside institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the partnership, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the partnership’s best interests.
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for payments relating to such contracts.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
(i)    Sale of interests into new evergreen private equity fund
On July 4, 2025, the partnership completed the sale of a partial interest in three businesses to a new evergreen private equity fund, managed by Brookfield Asset Management. The transferred interests included 12% of the partnership's engineered components manufacturing operation, 7% of the partnership’s dealer software and technology services operation, and 5% of the partnership's work access services operation. In exchange, the partnership received units of the new evergreen private equity fund with an initial redemption value of $688 million, representing an 8.6% discount to the net asset value of the interests sold. In the 18-month period following the initial closing of the evergreen private equity fund, expected later this year, the units are redeemable for cash at an 8.6% discount to their net asset value at the time of redemption. Any remaining units still outstanding after this 18-month period will be redeemable at their net asset value.
The partnership recorded a loss of $14 million in the unaudited interim condensed consolidated statements of operating results, included in other income (expense), relating to the partial sale of an interest in its equity-accounted work access services operation, which continues to be equity-accounted by the partnership following the transaction. Furthermore, the partnership recorded a gain of $280 million in the unaudited interim condensed consolidated statements of changes in equity, included in ownership changes and other, relating to its engineered components manufacturing operation and dealer software and technology services operation, which continue to be consolidated subsidiaries of the partnership.
The units of the new evergreen private equity fund received represent an investment in an equity instrument of the fund and are accounted for as a financial asset measured at FVOCI. The fair value of the units as at September 30, 2025 was $669 million.
(b)Other
The following tables summarizes revenues the partnership has earned from transactions with related parties for the three and nine month periods ended September 30, 2025 and 2024:

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	Related Parties	2025	2024	2025	2024
Revenues (1)
	Brookfield Corporation (2)	$40	$61	$117	$133
	Equity accounted investments of operating subsidiaries (3)	265	196	657	609
	Other	5	14	12	59
		$310	$271	$786	$801
____________________________________
(1)The partnership corrected its comparative period disclosure for three and nine months ended September 30, 2024 to include revenues of $198 million and $618 million, respectively, earned by the partnership’s advanced energy storage operation. See Note 2(a)(i) for further information.
(2)Includes revenues earned by the partnership’s construction services from an affiliate of Brookfield Corporation.
(3)Includes revenues earned by the partnership’s advanced energy storage operation from an associate.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
The following table summarizes balances with related parties as at September 30, 2025 and December 31, 2024:

(US$ MILLIONS)	Related Parties	September 30, 2025	December 31, 2024
Financial assets (1)	Brookfield Corporation	$669	$—
Accounts and other receivable, net
	Brookfield Corporation	$570	$447
	Equity accounted investments of operating subsidiaries	15	64
	Other	15	10
		$600	$521
Accounts payable and other (2)
	Brookfield Corporation	$229	$421
	Other	—	8
		$229	$429
Non-recourse borrowings in subsidiaries of the partnership	Brookfield Wealth Solutions	$113	$143
Interest of others in operating subsidiaries	Brookfield Wealth Solutions	$4	$4
____________________________________
(1)Includes the fair value of units in a new evergreen private equity fund managed by Brookfield Asset Management.
(2)Includes $165 million related to a tax receivable agreement due to an affiliate of Brookfield Corporation by the partnership’s advanced energy storage operation (December 31, 2024: $268 million).
NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instrument positions as at September 30, 2025 and December 31, 2024 were as follows:

	September 30, 2025		December 31, 2024
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$56	$(79)	$223	$(226)
Cross currency swaps	85	(104)	109	(55)
Interest rate derivatives	58	(57)	162	(39)
Commodities contracts	16	(7)	28	(12)
Currency option contracts	14	—	—	—
Total	$229	$(247)	$522	$(332)
Total current	$59	$(141)	$185	$(269)
Total non-current	$170	$(106)	$337	$(63)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield Holders, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield Holders, collectively, “Units” or “Unitholders” as described in Note 1, and $740 million of preferred securities held by Brookfield. As at September 30, 2025, Brookfield Holders owned approximately 68% of the partnership on a fully exchanged basis, assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares. The partnership’s sole direct investment consists of 88,675,930 Managing General Partner Units of Holding LP (December 31, 2024: 74,281,771), through which the partnership holds all of its interests in its operating businesses.
For the three and nine months ended September 30, 2025, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $12 million and $39 million, respectively or $0.0625 per Unit (September 30, 2024: $14 million and $41 million, respectively or $0.0625 per Unit). For the three and nine months ended September 30, 2025, the partnership declared distributions on the perpetual preferred equity securities held by Brookfield of $13 million and $39 million, respectively (September 30, 2024: $13 million and $39 million, respectively). For the three and nine months ended September 30, 2025, the partnership made distributions to others who have interests in operating subsidiaries of $203 million and $3,795 million, respectively (September 30, 2024: $235 million and $517 million, respectively), primarily related to a distribution to owners from the partnership’s advanced energy storage operation.
(a)GP Units and LP Units
LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the unaudited interim condensed consolidated statements of financial position.
The following table provides a continuity of GP Units and LP Units outstanding for the nine-month period ended September 30, 2025:

UNITS	GP Units	LP Units (1)	Total
Authorized and issued
Opening balance	4	74,281,767	74,281,771
Repurchased and canceled	—	(3,711,807)	(3,711,807)
Conversion from BBUC exchangeable shares	—	185	185
Conversion from Redemption-Exchange Units (2)	—	18,105,781	18,105,781
Issued as at September 30, 2025	4	88,675,926	88,675,930
____________________________________
(1)Included in the LP Units that Brookfield Holders beneficially own as of September 30, 2025 are 43,333,752 LP units (December 31, 2024: 25,227,971 LP units) held by subsidiaries of Brookfield Wealth Solutions.
(2)In February 2025, Brookfield Wealth Solutions converted 18,105,781 Redemption-Exchange Units held with a carrying value of approximately $433 million into an equivalent amount of LP Units.
The weighted average number of LP Units outstanding for the three and nine months ended September 30, 2025 were 88.8 million and 85.9 million, respectively (September 30, 2024: 74.3 million and 74.3 million, respectively).
During the nine months ended September 30, 2025, the partnership repurchased 3,711,807 LP Units under the partnership’s normal course issuer bid (“NCIB”) (September 30, 2024: nil).
During the nine months ended September 30, 2025, Brookfield Corporation did not purchase any LP Units under the partnership’s NCIB (September 30, 2024: 443,722 LP Units).
Managing General Partner Units of the Holding LP are repurchased and canceled in connection with the repurchase and cancellation of LP Units. During the nine months ended September 30, 2025, 3,711,807 Managing General Partner Units (September 30, 2024: nil) were repurchased and canceled as 3,711,807 LP Units were repurchased by the partnership.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
Net income (loss) attributable to limited partners for the three and nine months ended September 30, 2025 was $(25) million and $16 million, respectively (September 30, 2024: net income (loss) of $103 million and $113 million, respectively).
(b)Redemption-Exchange Units held by Brookfield

UNITS	Redemption-Exchange Units
Authorized and issued
Opening balance	69,705,497
Converted to LP Units (1)	(18,105,781)
Issued as at September 30, 2025	51,599,716
____________________________________
(1)In February 2025, Brookfield Wealth Solutions converted 18,105,781 Redemption-Exchange Units held with a carrying value of approximately $433 million into an equivalent amount of LP Units.
The weighted average number of Redemption-Exchange Units outstanding for the three and nine months ended September 30, 2025 were 51.6 million and 55.3 million, respectively (September 30, 2024: 69.7 million).
As at September 30, 2025, the Holding LP had issued 51.6 million Redemption-Exchange Units to Brookfield Holders (December 31, 2024: 69.7 million). Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity instruments in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”).
(c)BBUC exchangeable shares
The table below provides a continuity of BBUC exchangeable shares outstanding for the nine-month period ended September 30, 2025:

SHARES	BBUC exchangeable shares (1)
Balance as at January 1, 2025	72,954,446
Repurchased and canceled	(2,957,523)
Converted to LP Units	(185)
Issued as at September 30, 2025	69,996,738
____________________________________
(1)Included in the BBUC exchangeable shares that Brookfield Holders beneficially own as of September 30, 2025 are 10,317,747 BBUC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions. Brookfield and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the securities held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation.
During the nine months ended September 30, 2025, 185 BBUC exchangeable shares were exchanged into LP Units (September 30, 2024: 3).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
An additional Managing General Partner Unit is issued to the partnership each time an LP Unit is issued, including when a BBUC exchangeable share is exchanged by the holder thereof for an LP Unit. During the nine months ended September 30, 2025, 185 Managing General Partner Units (September 30, 2024: 3) were issued to the partnership in connection with the exchange of 185 BBUC exchangeable shares into LP Units (September 30, 2024: 3).
During the nine months ended September 30, 2025, BBUC repurchased 2,957,523 BBUC exchangeable shares under BBUC’s NCIB (September 30, 2024: nil).
(d)Special limited partner units held by Brookfield

UNITS	Special limited partner units held by Brookfield
Authorized and issued
Opening balance	4
Issued as at September 30, 2025	4
The weighted average number of special limited partner units outstanding for the three and nine months ended September 30, 2025 was 4 (September 30, 2024: 4).
In its capacity as the holder of the Special LP Units, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units on a fully exchanged basis (assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares) over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
During the three months ended September 30, 2025, the volume-weighted average price was $27.50 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution declared during the period (September 30, 2024: $nil).
(e)Preferred securities held by Brookfield

($US MILLIONS)	Preferred securities held by Brookfield
Authorized and issued
Opening balance	$740
Balance as at September 30, 2025	$740
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the Board of Directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity instruments of the applicable entities in accordance with IAS 32 and are reflected as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position.
Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. The preferred securities are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These perpetual preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the partnership has classified them as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position and changes in equity. As of September 30, 2025, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend of 7% (December 31, 2024: $725 million). The remaining capacity available on the commitment agreement with Brookfield is $25 million, expiring on December 31, 2026.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Limited Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the nine months ended September 30, 2025 and 2024:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2025	$(337)	$21	$92	$(224)
Other comprehensive income (loss)	132	87	(50)	169
Balance as at September 30, 2025	$(205)	$108	$42	$(55)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2024	$(189)	$5	$54	$(130)
Other comprehensive income (loss)	(41)	16	—	(25)
Balance as at September 30, 2024	$(230)	$21	$54	$(155)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of Brookfield or its subsidiaries, which provide management services under the Master Services Agreement with Brookfield. Refer to Note 17.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three and nine months ended September 30, 2025 and 2024.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2025	2024	2025	2024
Inventory costs	$2,421	$3,421	$6,765	$18,190
Subcontractor and consultant costs	912	1,060	2,401	2,593
Concession construction materials and labor costs	51	35	130	113
Depreciation and amortization expense	772	808	2,269	2,425
Compensation	705	978	2,591	2,939
Other direct costs	802	767	2,374	2,615
Total	$5,663	$7,069	$16,530	$28,875
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
During the three and nine months ended September 30, 2025, the partnership recorded a reduction in inventory costs of $279 million and $794 million, respectively (September 30, 2024: $1,069 million and $1,069 million, respectively) related to tax benefits recognized. Refer to Note 2(b)(i) for additional details.
The decrease in inventory costs for the three and nine months ended September 30, 2025 compared to the prior year period was primarily due to the disposition of the partnership’s road fuels operation in the third quarter of 2024.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 22. REVENUES
(a)Revenues by type
The tables below summarize the partnership’s segment revenues by type of revenue for the three and nine months ended September 30, 2025:

	Three Months Ended September 30, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$1,825	$525	$3,869	$6,219
Other revenues	420	280	—	700
Total revenues	$2,245	$805	$3,869	$6,919

	Nine Months Ended September 30, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$5,864	$1,480	$10,939	$18,283
Other revenues	1,252	820	8	2,080
Total revenues	$7,116	$2,300	$10,947	$20,363
The tables below summarize the partnership’s segment revenues by type of revenue for the three and nine months ended September 30, 2024:

	Three Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$4,147	$566	$3,676	$8,389
Other revenues	479	360	4	843
Total revenues	$4,626	$926	$3,680	$9,232

	Nine Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$18,311	$1,704	$10,756	$30,771
Other revenues	1,362	1,050	10	2,422
Total revenues	$19,673	$2,754	$10,766	$33,193
The change in revenues in the partnership’s business services segment for the three and nine months ended September 30, 2025 compared to the prior year period was primarily due to the disposition of the partnership’s road fuels operation in the third quarter of 2024.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and nine months ended September 30, 2025:

	Three Months Ended September 30, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$162	$177	$3,762	$4,101
Services transferred over a period of time	1,663	348	107	2,118
Total revenues from contracts with customers	$1,825	$525	$3,869	$6,219

	Nine Months Ended September 30, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$1,251	$509	$10,635	$12,395
Services transferred over a period of time	4,613	971	304	5,888
Total revenues from contracts with customers	$5,864	$1,480	$10,939	$18,283
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and nine months ended September 30, 2024:

	Three Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$2,445	$198	$3,623	$6,266
Services transferred over a period of time	1,702	368	53	2,123
Total revenues from contracts with customers	$4,147	$566	$3,676	$8,389

	Nine Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$13,835	$575	$10,592	$25,002
Services transferred over a period of time	4,476	1,129	164	5,769
Total revenues from contracts with customers	$18,311	$1,704	$10,756	$30,771

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
(c)Revenues by geography
The tables below summarize the partnership’s segment revenues by geography for the three and nine months ended September 30, 2025:

	Three Months Ended September 30, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States	$400	$194	$1,747	$2,341
Europe	—	139	875	1,014
Australia	676	54	33	763
Brazil	282	8	330	620
United Kingdom	365	85	69	519
Mexico	—	—	340	340
Canada	97	12	114	223
Other	5	33	361	399
Total revenues from contracts with customers	$1,825	$525	$3,869	$6,219
Other revenues	420	280	—	700
Total revenues	$2,245	$805	$3,869	$6,919

	Nine Months Ended September 30, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States	$1,209	$560	$4,758	$6,527
Europe	—	395	2,581	2,976
Australia	2,683	148	91	2,922
Brazil	715	20	912	1,647
United Kingdom	976	235	220	1,431
Mexico	—	—	926	926
Canada	263	35	382	680
Other	18	87	1,069	1,174
Total revenues from contracts with customers	$5,864	$1,480	$10,939	$18,283
Other revenues	1,252	820	8	2,080
Total revenues	$7,116	$2,300	$10,947	$20,363

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
The tables below summarize the partnership’s segment revenues by geography for the three and nine months ended September 30, 2024:

	Three Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States	$394	$185	$1,561	$2,140
Europe	170	200	892	1,262
Australia	1,356	38	36	1,430
Brazil	254	21	303	578
United Kingdom	1,703	77	78	1,858
Mexico	—	—	339	339
Canada	149	25	101	275
Other	121	20	366	507
Total revenues from contracts with customers	$4,147	$566	$3,676	$8,389
Other revenues	479	360	4	843
Total revenues	$4,626	$926	$3,680	$9,232

	Nine Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States	$1,147	$609	$4,396	$6,152
Europe	1,108	561	2,648	4,317
Australia	3,520	118	102	3,740
Brazil	736	60	978	1,774
United Kingdom	10,432	222	231	10,885
Mexico	1	—	980	981
Canada	731	68	345	1,144
Other	636	66	1,076	1,778
Total revenues from contracts with customers	$18,311	$1,704	$10,756	$30,771
Other revenues	1,362	1,050	10	2,422
Total revenues	$19,673	$2,754	$10,766	$33,193

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 23. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Other income (expense), net in the partnership’s unaudited interim condensed consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, employee incentive payments linked to the realization of value at the partnership’s operations, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in unaudited interim condensed consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the unaudited interim condensed consolidated statements of changes in equity that have been realized through a completed disposition, including material realized disposition gains or losses that may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control and through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
The following tables provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024

	Three Months Ended September 30, 2025
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total (1)
Revenues	$1,404	$249	$1,023	$—	$2,676	$4,243	$6,919
Direct operating costs (2)	(1,220)	(157)	(703)	(2)	(2,082)	(2,809)	(4,891)
General and administrative expenses	(23)	(20)	(28)	(31)	(102)	(176)	(278)
Gain (loss) on dispositions, net(3)	20	—	—	—	20	85	105
Other income (expense), net (4)	4	5	—	(1)	8	6	14
Interest income (expense), net	(58)	(48)	(97)	(20)	(223)	(561)	(784)
Current income tax (expense) recovery	(15)	(6)	(21)	—	(42)	(88)	(130)
Preferred equity distributions	—	—	—	(13)	(13)	13	—
Equity accounted Adjusted EFO (5)	14	18	10	—	42	41	83
Adjusted EFO	126	41	184	(67)	284
Depreciation and amortization expense (2) (6)					(216)	(556)	(772)
Other income (expense), net (4)					(148)	(328)	(476)
Deferred income tax (expense) recovery					63	100	163
Non-cash items attributable to equity accounted investments(5)					(42)	(33)	(75)
Net income (loss)					$(59)	$(63)	$(122)
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $5,663 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on dispositions, net recorded in Adjusted EFO of $20 million primarily represents the partnership’s economic ownership interest in net gains related to the disposition of our Indian non-bank financial services' non-core home financing operation in July 2025.
(4)The sum of these amounts equates to other income (expense), net of $(462) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest of $8 million is included in Adjusted EFO. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(148) million includes $53 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations, $31 million of net losses on debt modification and extinguishment, $19 million of unrealized net revaluation losses, $14 million of business separation expenses, stand-up costs and restructuring charges, $14 million of loss recognized on the partial sale of an interest in our work access services operation and $17 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss) of $8 million as per the unaudited interim condensed consolidated statements of operating results.
(6)For the three months ended September 30, 2025, depreciation and amortization expense by segment is as follows: business services $189 million, infrastructure services $185 million, industrials $398 million and corporate $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024

	Nine Months Ended September 30, 2025
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total (1)
Revenues	$4,177	$721	$3,008	$—	$7,906	$12,457	$20,363
Direct operating costs (2)	(3,565)	(450)	(2,053)	(7)	(6,075)	(8,186)	(14,261)
General and administrative expenses	(85)	(59)	(87)	(86)	(317)	(543)	(860)
Gain (loss) on dispositions, net (3)	22	114	—	—	136	189	325
Gain (loss) on dispositions, net in equity	(4)	—	—	—	(4)	(14)	(18)
Other income (expense), net (4)	6	26	(19)	(1)	12	(34)	(22)
Interest income (expense), net	(196)	(139)	(315)	(65)	(715)	(1,640)	(2,355)
Current income tax (expense) recovery	(46)	(19)	(98)	—	(163)	(283)	(446)
Preferred equity distributions	—	—	—	(39)	(39)	39	—
Equity accounted Adjusted EFO (5)	39	51	32	—	122	115	237
Adjusted EFO	348	245	468	(198)	863
Depreciation and amortization expense (2) (6)					(667)	(1,602)	(2,269)
Impairment reversal (expense), net					(3)	(11)	(14)
Gain (loss) on dispositions, net in equity					4	14	18
Other income (expense), net (4)					(164)	(462)	(626)
Deferred income tax (expense) recovery					153	258	411
Non-cash items attributable to equity accounted investments(5)					(139)	(75)	(214)
Net income (loss)					$47	$222	$269
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $16,530 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on dispositions, net recorded in Adjusted EFO of $136 million primarily represents the partnership’s economic ownership interest in net gains of $114 million related to the disposition of the partnership’s offshore oil services' shuttle tanker operation and net gains of $22 million related to the disposition of our Indian non-bank financial services' non-core home financing operation in July 2025.
(4)The sum of these amounts equates to other income (expense), net of $(648) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is included in Adjusted EFO of $12 million includes $19 million of realized gain relating to upgrades completed for customers on certain vessels at the partnership’s offshore oil services, $16 million of expenses related to employee incentive payments linked to the realization of value at the partnership’s advanced energy storage operation, $5 million of realized net revaluation gains and $4 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(164) million includes $93 million of expenses related to expected employee incentive payments linked to the realization of value at the partnership’s operations, $76 million of net gain recognized upon deconsolidation of the partnership’s healthcare services operation, $59 million of unrealized net revaluation losses, $53 million of business separation expenses, stand-up costs and restructuring charges, $48 million of unrealized gains recorded on reclassification of property, plant and equipment to finance leases at the partnership’s offshore oil services, $36 million of net losses on debt modification and extinguishment, $14 million of loss recognized on the partial sale of an interest in our work access services operation, $11 million of transaction costs and $22 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss) of $23 million as per the unaudited interim condensed consolidated statements of operating results.
(6)For the nine months ended September 30, 2025, depreciation and amortization expense by segment is as follows: business services $619 million, infrastructure services $525 million, industrials $1,125 million and corporate $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024

	Three Months Ended September 30, 2024
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total (1)
Revenues	$1,969	$317	$1,022	$—	$3,308	$5,924	$9,232
Direct operating costs (2)	(1,727)	(192)	(500)	(2)	(2,421)	(3,840)	(6,261)
General and administrative expenses	(33)	(17)	(35)	(28)	(113)	(206)	(319)
Gain (loss) on dispositions, net (3)	127	—	—	—	127	466	593
Gain (loss) on dispositions, net recorded in equity (4)	—	—	4	—	4	1	5
Other income (expense), net (5)	1	1	—	—	2	4	6
Interest income (expense), net	(71)	(59)	(91)	(37)	(258)	(520)	(778)
Current income tax (expense) recovery	(29)	(5)	(52)	—	(86)	(190)	(276)
Preferred equity distributions	—	—	—	(13)	(13)	13	—
Equity accounted Adjusted EFO (6)	8	16	8	—	32	36	68
Adjusted EFO	245	61	356	(80)	582
Depreciation and amortization expense (2) (7)					(254)	(554)	(808)
Gain (loss) on dispositions, net recorded in equity (4)					(4)	(1)	(5)
Other income (expense), net (5)					(151)	(84)	(235)
Deferred income tax (expense) recovery					179	401	580
Non-cash items attributable to equity accounted investments(6)					(51)	(16)	(67)
Net income (loss)					$301	$1,434	$1,735
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $7,069 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on dispositions, net recorded in Adjusted EFO of $127 million represents the partnership’s economic ownership interest in gains of $87 million from the disposition of the partnership’s road fuels operation and $40 million from the deconsolidation of the partnership’s payment processing services operation.
(4)Gain (loss) on dispositions, net recorded in equity in Adjusted EFO of $4 million represents the partnership’s economic ownership interest in gains related to the disposition of public securities.
(5)The sum of these amounts equates to other income (expense), net of $(229) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is included in Adjusted EFO of $2 million includes $1 million of realized net revaluation gains and $1 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(151) million includes $112 million related to provisions recorded at the partnership’s construction operation primarily related to a legacy receivable balance from wound up Middle East operations, $15 million of business separation expenses, stand-up costs and restructuring charges, $12 million of unrealized net revaluation losses, $3 million of transaction costs and $9 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss) of $1 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the three months ended September 30, 2024, depreciation and amortization expense by segment is as follows: business services $236 million, infrastructure services $226 million, industrials $346 million and corporate $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024

	Nine Months Ended September 30, 2024
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total (1)
Revenues	$6,505	$946	$3,020	$—	$10,471	$22,722	$33,193
Direct operating costs (2)	(5,838)	(565)	(2,032)	(9)	(8,444)	(18,006)	(26,450)
General and administrative expenses	(106)	(56)	(91)	(81)	(334)	(609)	(943)
Gain (loss) on dispositions, net (3)	142	—	81	—	223	469	692
Gain (loss) on dispositions, net recorded in equity (4)	—	—	73	—	73	14	87
Other income (expense), net (5)	52	13	4	—	69	10	79
Interest income (expense), net	(214)	(182)	(267)	(112)	(775)	(1,577)	(2,352)
Current income tax (expense) recovery	(67)	(9)	(75)	(7)	(158)	(330)	(488)
Preferred equity distributions	—	—	—	(39)	(39)	39	—
Equity accounted Adjusted EFO (6)	25	62	29	—	116	107	223
Adjusted EFO	499	209	742	(248)	1,202
Depreciation and amortization expense (2) (7)					(758)	(1,667)	(2,425)
Impairment reversal (expense), net					5	5	10
Gain (loss) on dispositions, net recorded in equity (4)					(73)	(14)	(87)
Other income (expense), net (5)					(235)	(57)	(292)
Deferred income tax (expense) recovery					310	614	924
Non-cash items attributable to equity accounted investments(6)					(122)	(46)	(168)
Net income (loss)					$329	$1,674	$2,003
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $28,875 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on dispositions, net recorded in Adjusted EFO of $223 million represents the partnership’s economic ownership interest in gains of $87 million from the dispositions of the partnership’s road fuels operation, $81 million from the disposition of the partnership’s Canadian aggregates production operation, $40 million from the deconsolidation of the partnership’s payment processing services operation, and $15 million from the disposition of the partnership’s real estate services operation.
(4)Gain (loss) on dispositions, net recorded in equity in Adjusted EFO of $73 million represents the partnership’s economic interest in gains related to the disposition of public securities.
(5)The sum of these amounts equates to other income (expense), net of $(213) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is included in Adjusted EFO of $69 million includes $50 million of other income related to a distribution at the partnership’s entertainment operation, $16 million of realized net revaluation gains and $3 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(235) million includes $194 million related to provisions recorded at the partnership’s construction operation, $34 million of unrealized net revaluation gains, $33 million of business separation expenses, stand-up costs and restructuring charges, $21 million of transaction costs, $8 million of net gains on debt modification and extinguishment, $3 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations and $26 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss) of $55 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the nine months ended September 30, 2024, depreciation and amortization expense by segment is as follows: business services $738 million, infrastructure services $660 million, industrials $1,027 million and corporate $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors assets, including investments accounted for using the equity method, attributable to each segment.
The following table presents the partnership’s assets by reportable operating segment as at September 30, 2025 and December 31, 2024:

(US$ MILLIONS)	As at September 30, 2025	As at December 31, 2024
Business services	$28,388	$31,583
Infrastructure services	16,157	17,489
Industrials	29,832	26,097
Corporate (1)	1,026	305
Total	$75,403	$75,474
(1)As at September 30, 2025, corporate segment’s assets included $669 million of units in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) for additional information.
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Nine Months Ended September 30,
(US$ MILLIONS)	2025	2024
Net interest paid (received)	$1,972	$2,103
Net income taxes paid (received)	403	924
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2025	2024
Accounts and other receivable	$(344)	$(1,755)
Inventory	(130)	(126)
Other assets	(215)	(134)
Accounts payable and other	1,093	1,463
Changes in non-cash working capital, net	$404	$(552)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024
NOTE 25. INSURANCE CONTRACTS
The following table shows the reconciliation from the opening to the closing balances of the insurance liabilities related to the partnership’s insurance contracts from its residential mortgage insurer, reported by measurement components.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2025	$381	$446	$998	$1,825
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(272)	(272)
Change in risk adjustment recognized for the risk expired	—	(49)	—	(49)
Experience adjustments	(6)	—	—	(6)
Changes that relate to future service:
Contracts initially recognized in the period	(360)	128	232	—
Changes in estimates that adjust the contractual service margin	(10)	(8)	18	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(10)	—	—	(10)
Insurance finance income/(expenses)	24	26	29	79
Foreign currency translation	12	13	33	58
	(350)	110	40	(200)
Cash flows:
Premiums received	522	—	—	522
Claims and other insurance service expenses paid	(31)	—	—	(31)
Insurance acquisition cash flows	(55)	—	—	(55)
Insurance liabilities, as at September 30, 2025	$467	$556	$1,038	$2,061

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2024	$385	$479	$1,070	$1,934
Changes during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(306)	(306)
Change in risk adjustment recognized for the risk expired	—	(51)	—	(51)
Experience adjustments	(1)	—	—	(1)
Changes that relate to future service:
Contracts initially recognized in the period	(280)	104	176	—
Changes in estimates that adjust the contractual service margin	(33)	(68)	101	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(12)	—	—	(12)
Insurance finance income/(expenses)	26	30	25	81
Foreign currency translation	(9)	(10)	(21)	(40)
	(309)	5	(25)	(329)
Cash flows:
Premiums received	412	—	—	412
Claims and other insurance service expenses paid	(30)	—	—	(30)
Insurance acquisition cash flows	(49)	—	—	(49)
Insurance liabilities, as at September 30, 2024	$409	$484	$1,045	$1,938
NOTE 26. SUBSEQUENT EVENTS
(a)Acquisition of First National Financial Corporation (“First National”)
On October 22, 2025, the partnership, together with institutional partners, completed the previously announced privatization of First National, a leading publicly-listed Canadian residential and multi-family mortgage lender, for total consideration of $2.6 billion. The transaction was funded with debt and equity, of which the partnership’s share of equity was $146 million for an 11% interest in the business. The partnership has joint control over the business and will account for its interest as an equity accounted investment.
(b)Corporate reorganization
On November 6, 2025, in connection with its previously announced plans to simplify its corporate structure, the partnership entered into an arrangement agreement (the “Arrangement”) by which all LP units, BBUC exchangeable shares and Redemption-Exchange Units in Brookfield Business L.P. held by Brookfield will be exchanged for newly issued class A shares of a publicly traded Canadian corporation (the “Corporation”) on a one-for-one basis. The class A shares of the Corporation are expected to be listed on both the NYSE and TSX and have a market capitalization that reflects the combined capitalization of the partnership and BBUC. Both the partnership and BBUC are expected to cease to be reporting issuers following closing of the Arrangement and the Corporation is expected to become a reporting issuer. The simplification of the corporate structure is designed to improve the partnership’s consolidated trading liquidity through a single listed security, increase demand from expected index inclusion and broaden access to global investors who prefer corporate structures. The reorganization is expected to be completed in the first quarter of 2026, subject to customary regulatory approvals as well as unitholder and shareholder approval.
(c)Distribution
On November 4, 2025, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on December 31, 2025 to unitholders of record as at the close of business on November 28, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”, or “we”, or “our”), covers the financial position of the partnership as at September 30, 2025 and December 31, 2024, and results of operations for the three and nine months ended September 30, 2025 and 2024. Brookfield Corporation (together with its controlled subsidiaries, excluding the partnership, referred to as “Brookfield”) is the ultimate parent of the partnership. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) and their related parties. The information in this MD&A should be read in conjunction with the interim financial statements as at September 30, 2025 and December 31, 2024 and for the three and nine months ended September 30, 2025 and 2024 (the “unaudited interim condensed consolidated financial statements”). This MD&A was prepared as of November 10, 2025. Additional information relating to the partnership can be found at www.sedarplus.ca or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the partnership, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices, and volatility in the financial markets;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•business competition, including competition for acquisition opportunities;
•our ability to complete strategic actions, including the Arrangement and our corporate transactions, dispositions and achieve the anticipated benefits therefrom;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•changes to our credit ratings;
•changes to U.S. laws or policies, including changes in U.S. domestic and economic policies as well as foreign trade policies and tariffs;
1

•technological change;
•the ability to obtain insurance for our business operations;
•labor disruptions and economically unfavorable collective bargaining agreements;
•litigation;
•investments in jurisdictions with less developed legal systems;
•we do not have control over all of the businesses in which we own investments;
•changes to the market price of any investments in public companies;
•our compliance with environmental laws and the broader impacts of climate change;
•cybersecurity incidents;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;
•the effectiveness of our internal controls over financial reporting;
•the market price of our units may be volatile;
•we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•political instability and unfamiliar cultural factors;
•changes in government policy and legislation;
•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;
•operational or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations;
•reliance on third party service providers;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•Brookfield’s significant influence over us;
•the lack of an obligation of Brookfield to source acquisition opportunities to us;
•the departure of some or all of Brookfield’s professionals;
•control of our company and/or the BBU General Partner may be transferred to a third party without unitholder consent;
•Brookfield may increase its ownership in our company;
•our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders;
•conflicts of interest between our company and our unitholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been unrelated parties;
•the BBU General Partner may be unable or unwilling to terminate our Master Services Agreement;
•the limited liability of, and our indemnification of, the Service Providers;
•Brookfield’s relationship with Oaktree;
2

•our company is a holding entity that relies on its subsidiaries to provide us with the funds necessary to our financial obligations;
•we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;
•our company may become regulated as an investment company under the Investment Company Act;
•the inability of unitholders to vote on or otherwise take part in the management of the Brookfield Business Partners;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the LP Units or BBUC exchangeable shares;
•limits on unitholders’ ability to obtain favorable judicial forum for disputes related to Brookfield Business Partners or to enforce judgments against us;
•changes in tax law and practice; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report on Form 20-F for the year ended December 31, 2024 (our “2024 Annual Report”).
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
For a more comprehensive list of risks and uncertainties, please refer to our 2024 Annual Report under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our partnership to be materially different from those contained in forward-looking statements or information. Given these risks, assumptions, and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. We qualify any and all of our forward-looking statements by these cautionary factors. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information. We undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise, except as required by law.
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Basis of Presentation
The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of the partnership, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2024. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of Brookfield Business Partners L.P. and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how the Chief Operating Decision Maker (“CODM”) manages and views our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by the public unitholders and Brookfield Holders, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (the “Holding LP”), a holding subsidiary of the partnership, held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield Holders. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable measure prepared using IFRS® Accounting Standards. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD”, and Indian rupees are identified as “INR”.
Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business:
i.Our business services segment includes our dealer software and technology services operation, non-bank financial services operations, residential mortgage insurer, fleet management and car rental services, construction operation, payment processing services operation, entertainment operation and other operations.
ii.Our infrastructure services segment includes our modular building leasing services, lottery services operation, offshore oil services and work access services.
iii.Our industrials segment includes our advanced energy storage operation, engineered components manufacturing operation, water and wastewater operation, electric heat tracing systems manufacturer and other operations.
iv.Our corporate segment includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
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The tables below provide a breakdown of total assets of $75.4 billion as at September 30, 2025 and revenues of $20.4 billion for the nine months ended September 30, 2025 by operating segment and region.

Segments	Assets	Revenues
	As at	For the Nine Months Ended
(US$ MILLIONS)	September 30, 2025	September 30, 2025
Business services	$28,388	$7,116
Infrastructure services	16,157	2,300
Industrials	29,832	10,947
Corporate (1)	1,026	—
Total	$75,403	$20,363
_______________________________
(1)As at September 30, 2025, corporate segment’s assets included $669 million of units in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) of the unaudited interim condensed consolidated financial statements for additional information.

Regions	Assets	Revenues
	As at	For the Nine Months Ended
(US$ MILLIONS)	September 30, 2025	September 30, 2025
United States	$26,974	$6,538
Europe	12,561	3,532
Brazil	8,891	1,879
Australia	7,730	3,262
Canada	6,699	1,271
United Kingdom	3,397	1,578
Mexico	3,074	927
Other	6,077	1,376
Total	$75,403	$20,363
Business services
Our business services segment includes our (i) dealer software and technology services operation, (ii) non-bank financial services operations, (iii) residential mortgage insurer, (iv) fleet management and car rental services, (v) construction operation, (vi) payment processing services operation, (vii) entertainment operation and (viii) other operations.
Dealer software and technology services operation
Our dealer software and technology services operation is a leading provider of cloud-based software to dealerships and Original Equipment Manufacturers (“OEMs”) across automotive and related industries. The company’s cloud-based software as a service (“SaaS”) platform enables dealerships to manage their end-to-end business operations, including the acquisition, sale, financing, insuring, and repair and maintenance of vehicles. By automating and streamlining critical workflows, the integrated platform of solutions enables dealers to sell and service more vehicles by creating simple and convenient experiences for customers to help improve their financial and operational performance.
The revenues at our dealer software and technology services operation are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. We are focused on the use of workflow SaaS that is highly functional, flexible and fast. Our flagship dealer management system (“DMS”) software solutions are hosted enterprise resource planning applications tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
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As described below under “Recent Developments in Our Business”, in July 2025, we completed the sale of a 7% interest in our dealer software and technology services operation to a new evergreen private equity fund, managed by Brookfield Asset Management, in exchange for units of the new evergreen fund. We continue to consolidate the business.
Non-bank financial services
Our Indian non-bank financial services operation is a financing company primarily focused on commercial vehicle lending and small business loans. We cater to over 144,000 customers and help them secure commercial vehicle financing. With a pan-India distribution network of more than 442 branches, our Indian non-bank financial services operation is well established to cater to the growing credit demand in the country.
As described below under “Recent Developments in Our Business”, our Indian non-bank financial services operation completed the previously announced sale of its non-core home financing operation on July 17, 2025 for $196 million of proceeds, which was retained in the business to support accelerating the growth of the core commercial vehicle lending operations. The sale resulted in a net gain of $110 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on dispositions, net.
Our Australian asset manager and lender provides credit and investment solutions to over 27,000 borrowers and over 110,000 investors. The business plays an important role in providing unique fixed-income investment solutions to Australians approaching retirement or in retirement, as well as providing secured credit to underserved customer segments that require specialized underwriting, such as small-to-medium sized business owners.
Residential mortgage insurer
Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada.
The revenues of our residential mortgage insurer consist primarily of: (i) insurance revenues earned on mortgage insurance contracts and (ii) net investment income and gains/losses on the investment portfolio within the business.
Fleet management and car rental services
Our fleet management and car rental services operation is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil. Our fleet management services lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes. Our car rental services benefit from a nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value added services. Our combined fleet management and car rental services maintain a fleet of more than 117,000 vehicles.
Construction operation
Our construction operation is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. To mitigate risk, contracts are generally procured using a two-stage approach, which includes early engagement during the design phase prior to the execution of the main contract. The business also engages in construction management contracts on a reduced risk model. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. Our construction operation primarily operates in Australia, the United Kingdom and Canada across a broad range of sectors, including office, residential, health, tourism and leisure, social infrastructure, retail and mixed-use properties.
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We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the United Kingdom and may be impacted by fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operation can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Payment processing services operation
Our payment processing services operation is a leading provider of payment solutions in the Middle East and Africa. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions. We have accounted for our interest in the underlying business as an equity accounted investment.
Entertainment operation
Our entertainment operation, in partnership with a leading Canadian gaming operator, consists of four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we have been enhancing the guest experience and transforming our facilities into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that incorporates leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Healthcare services
On May 26, 2025, our healthcare services operation entered receivership due to an event of default under its credit agreement after unsuccessful efforts to negotiate with key stakeholders on a sustainable long-term solution for the business. Following the appointment of a receiver and transition of oversight of the operations, we ceased to have control of the business and therefore, deconsolidated the net liabilities of the operation and recorded a pre-tax net gain of $236 million in the nine-month period ended September 30, 2025 unaudited interim condensed consolidated statements of operating results, included in other income (expense), net.
Other
As described below under “Recent Developments in Our Business”, together with institutional partners, we completed the previously announced privatization of First National Financial Corporation, a leading publicly-listed Canadian residential and multi-family mortgage lender, on October 22, 2025 for total consideration of $2.6 billion, of which the partnership's share of equity was $146 million for an 11% economic interest. We have joint control over the business and will account for our interest as an equity accounted investment.
Our technology services operation provides customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States. We have joint control over the business and have accounted for our investment as an equity accounted investment.
We hold a convertible preferred security investment in a market leader in third-party audience measurement, data and analytics. The business is an essential service provider to the video and audio advertising industry, providing critical measurement data for advertising buyers and sellers.
Our real estate services operation provides services to more than 20,500 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also provide valuations and related analytic services to financial institutions in Canada through which we process in excess of 200,000 appraisals and valuations per year.
Infrastructure services
Our infrastructure services segment includes our (i) modular building leasing services, (ii) lottery services operation, (iii) offshore oil services and (iv) work access services.
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Modular building leasing services
Our modular building leasing services provide modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 325,000 modular units across 23 countries, our operations service more than 53,000 customers through an established network of approximately 152 service centers. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary value added products and services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
Lottery services operation
Our lottery services operation is a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government-sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operation consist primarily of (i) the sale of instant lottery products and services, (ii) sale and ongoing maintenance of hardware products and technology and (iii) a full-suite of digital capabilities to support the development and operation of government-sponsored iLottery programs.
Offshore oil services
Our offshore oil services is a global provider of offshore oil production, facility storage, and offshore installation, maintenance and safety services to the offshore oil production industry. We operate floating production storage and offloading units (“FPSO”) and floating storage and offloading units (“FSO”), also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the United Kingdom) and Brazil.
As a fee-based business focused on critical services, our offshore oil services has limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and is fee-based which is recognized on a straight-line basis over the term of the contracts.
On January 16, 2025, our offshore oil services completed the sale of its shuttle tanker operation for consideration of $484 million, resulting in a net gain of $214 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on dispositions, net.
As described below under “Recent Developments in Our Business”, on September 1, 2025, our offshore oil services operation entered into an agreement to sell its FPSO operation. Expected proceeds from the sale, combined with proceeds from prior asset sales and distributions, should provide us with a path to recover the majority of our invested capital in the business. The sale is expected to close in the first half of 2026. As at September 30, 2025, our offshore oil services’ FPSO operation did not meet the criteria to be presented as a disposal group held for sale on the unaudited interim condensed consolidated statement of financial position due to substantive closing conditions which remain outstanding.
Work access services
Our work access services is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 27,000 customers in more than 26 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Since acquisition, our work access services has been focused on both organic growth, as well as growth through acquisitions. The business is executing on an active acquisition pipeline and acquired nine businesses, including a multi-craft services provider, a German scaffolding services provider, residential and commercial work access providers, a specialty industrial coating contractor, a cathodic protection provider, an insulation services provider, and a commercial scaffolding provider. We have joint control over the business and have accounted for our investment as an equity accounted investment.
As described below under “Recent Developments in Our Business”, in July 2025, we completed the sale of a 5% interest in our work access services to a new evergreen private equity fund, managed by Brookfield Asset Management, in exchange for units of the new evergreen fund.
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Industrials
Our industrials segment includes our (i) advanced energy storage operation, (ii) engineered components manufacturing operation, (iii) water and wastewater operation, (iv) electric heat tracing systems manufacturer and (v) other industrials operations.
Advanced energy storage operation
Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that has over 18,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 100 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
The batteries manufactured by our advanced energy storage operation power both internal combustion engines and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
Our advanced energy storage operation distributes products primarily to aftermarket retailers and OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. The remaining 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers.
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
For qualified business activities in the partnership’s advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).
IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. For the three and nine months ended September 30, 2025, the partnership recorded a benefit of $279 million and $794 million, respectively (September 30, 2024: $1,069 million and $1,069 million, respectively).
In January 2025, our advanced energy storage operation raised $5 billion of new first lien debt. $4.5 billion of the proceeds were used to fund a special distribution to owners, of which our share was approximately $1.2 billion.
Engineered components manufacturing operation
Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 95,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint.
As described below under “Recent Developments in Our Business”, in July 2025, we completed the sale of a 12% interest in our engineered components manufacturing operation to a new evergreen private equity fund, managed by Brookfield Asset Management, in exchange for units of the new evergreen fund. We continue to consolidate the business.
Water and wastewater operation
Our water and wastewater operation in Brazil is a leading private sanitation provider, including collection, treatment and distribution of water and wastewater services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, public-private partnerships and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
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Electric heat tracing systems manufacturer
In January 2025, we acquired our electric heat tracing systems manufacturer, a leading provider of electric heat management solutions primarily for the industrial, commercial and residential end markets. Our core products include electric heat tracing systems, electric floor heating, fire-rated wiring and leak detection solutions, supported by engineering and maintenance services. We operate 18 facilities across 12 countries, selling our products to over 3,000 customers globally. The business has a strong market position and generates a majority of its revenues from durable aftermarket replacement demand across a large customer installed base.
Other
Our specialty consumables and equipment manufacturing operation is a leading manufacturer and distributor of specialty consumables products serving diagnostics, environmental and life sciences labs, as well as research markets. The business manufactures and sells essential products that support the accuracy and repeatability of workflows in research and labs and benefits from a diverse and long-term customer base of over 50,000 customers, which supports its strong cash flow generation. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Our returnable plastic packaging operation is a leading North American and European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its solid reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. On July 1, 2025, we merged our returnable plastic packaging operation with a North American packaging solutions provider. As a result, we deconsolidated the net assets of our returnable plastic packaging operation and recognized an equity accounted investment of $180 million representing 45% in the merged business, of which we have a 10% economic interest.
Our Canadian natural gas production operation produces approximately 35,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in natural gas prices could have an impact on the natural gas operations’ financial condition.
Our roofing products manufacturer is the world’s largest provider of slate roofing tiles. With its 29 quarries, the company produces and supplies premium slate roofing tiles globally to support the non-discretionary renovation of residential and heritage buildings in markets with strict local regulations that mandate the use of slate for roofing. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Corporate
Corporate includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in the United States, Europe, Brazil, Canada and Australia. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.
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Recent Developments in Our Business
Below are the key developments in our business since June 30, 2025:
On July 1, 2025, we completed the merger of our returnable plastic packaging operation with a North American packaging solutions provider. We deconsolidated the net assets of the returnable plastic packaging operation and recognized an equity accounted investment of $180 million representing 45% in the merged business, of which we have a 10% economic interest.
On July 4, 2025, we completed the sale of a partial interest in three businesses to a new evergreen private equity fund, managed by Brookfield Asset Management. The transferred interests included 12% of our engineered components manufacturing operation, 7% of our dealer software and technology services operation, and 5% of our work access services operation. In exchange, we received units of the new evergreen private equity fund with an initial redemption value of $688 million, representing an 8.6% discount to the net asset value of the interests sold. We recorded a loss of $14 million in the unaudited interim condensed consolidated statements of operating results, included in other income (expense), relating to the partial sale of an interest in our equity-accounted work access services operation, which continues to be equity-accounted following the transaction. Furthermore, we recorded a gain of $280 million in the unaudited interim condensed consolidated statements of changes in equity, included in ownership changes and other, relating to our engineered components manufacturing operation and dealer software and technology services operation, which continue to be consolidated subsidiaries. The units of the new evergreen private equity fund received represent an investment in an equity instrument of the fund and are accounted for as a financial asset measured at FVOCI in the unaudited interim condensed consolidated statements of financial position.
On July 17, 2025 our Indian non-bank financial services operation completed the previously announced sale of its non-core home financing operation for $196 million of proceeds, which was retained in the business to support accelerating the growth of the core commercial vehicle lending operations. The sale resulted in a net gain of $110 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on dispositions, net.
On September 1, 2025, our offshore oil services entered into an agreement to sell its FPSO operation. Expected proceeds from the sale, combined with proceeds from prior asset sales and distributions, should provide us with a path to recover the majority of our invested capital in the business. The sale is expected to close in the first half of 2026. As at September 30, 2025, our offshore oil services’ FPSO operation did not meet the criteria to be presented as a disposal group held for sale on the unaudited interim condensed consolidated statement of financial position due to substantive closing conditions which remain outstanding.
On October 22, 2025, we completed the previously announced privatization of First National Financial Corporation, a leading publicly-listed Canadian residential and multi-family mortgage lender, for total consideration of $2.6 billion, of which the partnership’s share of equity was $146 million for an 11% economic interest in the business.
On November 6, 2025, in connection with our previously announced plans to simplify our corporate structure, we have entered into an arrangement agreement (the “Arrangement”) by which all LP units, BBUC exchangeable shares and Redemption-Exchange Units in Brookfield Business L.P. held by Brookfield will be exchanged for newly issued class A shares of a publicly traded Canadian corporation (the “Corporation”) on a one-for-one basis. The class A shares of the Corporation are expected to be listed on both the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”) and have a market capitalization that reflects the combined capitalization of the partnership and BBUC. Both the partnership and BBUC are expected to cease to be reporting issuers following closing of the Arrangement and the Corporation is expected to become a reporting issuer. The simplification of the corporate structure is designed to improve our consolidated trading liquidity through a single listed security, increase demand from expected index inclusion and broaden access to global investors who prefer corporate structures. The reorganization is expected to be completed in the first quarter of 2026, subject to customary regulatory approvals as well as unitholder and shareholder approval.
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Outlook
We target long-term capital appreciation driven by our ability to acquire for value and execute on our operational value creation plans to improve performance and enhance cash flows. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Most of our global operations are market leaders, largely providing goods and services where they are sourced, and as a result, are not overly reliant on cross-border trade. As global trade policies continue to evolve, we do not expect the impact of tariffs to have a material effect on the cash flows of our operations. Where there are effects, we anticipate we will be able to implement operational and commercial plans to mitigate the impacts. An overall higher inflationary environment could delay long-term investment decisions, impact growth and result in a more pronounced pullback in global demand. While we have seen the resiliency of our operations demonstrated through past cycles, we are working with all our management teams to ensure our businesses are well positioned in any economic environment.
Business services
Our residential mortgage insurer continues to perform well. While the Canadian economic outlook is uncertain, underlying performance continues to benefit from resilient demand across the business’ served market segments, including first-time homebuyers. Volumes of new insurance premiums written increased compared to the prior year and losses on claims remain below long-term historical levels. The business remains well capitalized to manage the impacts of any correction in home prices and potentially higher losses on claims.
We continue to make progress on strengthening the leadership position and enhancing service levels at our dealer software and technology services operation. Bookings remain stable supported by continued renewal activity with commercial initiatives largely offsetting the impact of customer churn during the quarter. Work that is underway to upgrade and modernize the technology stack is expected to continue for the next 12 to 18 months and we expect the costs associated with these initiatives will continue to be reflected in our near-term financial performance.
Infrastructure services
At our lottery services operation, while performance continues to benefit from improved margins driven by productivity gains and a favorable mix of services, results during the quarter were impacted by the timing of terminal deliveries compared to the prior year. The business continues to focus on executing a significant pipeline of system implementations over the next 18 months, including the roll-out of digital lottery service offerings in the U.K. which is expected to go live early next year.
Results during the quarter at our modular building leasing services operations continued to be impacted by overall weak end market conditions, which were largely offset by sales of value-added products and services. The business is focused on penetrating high-growth end markets and pursuing cross-selling initiatives with existing customers. During the quarter, the business refinanced a $2.1 billion EUR term loan, extending its maturity by approximately 3 years.
Industrials
Our advanced energy storage operation continues to perform well. Strong underlying performance was driven by increased overall volumes, a continued mix shift toward higher margin advanced batteries and ongoing operational and commercial improvements. The business’ global share of low-voltage batteries in its addressable market is over 30% today and its share of advanced batteries is even greater. The business continues to generate strong cash flows. During the quarter, the business replaced $1.6 billion of 8.50% senior unsecured notes with $1.2 billion of 6.75% senior unsecured notes and repaid approximately $400 million of debt. The transaction extended debt maturity by five years and is expected to result in approximately $50 million of annualized interest savings ($14 million at our share). In November 2023, the European Commission (“EC”) announced an investigation into the starter automotive battery market. While the EC’s investigation is ongoing and its outcomes uncertain, our advanced energy storage operation does not currently foresee any material adverse exposures in its future earnings or net cash flows in relation to the matter, because, among other things, it has received conditional immunity from the EC and is indemnified against losses incurred in relation to the matter, if any.
During the year, we completed the acquisition of an electric heat tracing systems manufacturer and a specialty consumables and equipment manufacturer. Our electric heat tracing systems manufacturer is performing well. Underlying performance during the quarter was strong, reflecting continued aftermarket driven demand and favorable mix of higher margin product sales. Since acquiring the business in January, we have a new management team in place and have established a dedicated transformation office to oversee the operational transformation of the business. Alongside the new leadership, we have built a near-term value creation plan focused on identifying cost savings opportunities, executing commercial initiatives aimed at rationalizing low volume products and improving margins primarily in our aftermarket product business, and optimizing our manufacturing footprint and primary production facility. The progress made to date and initiatives underway positions the
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business well to continue building momentum through year-end and into 2026. At our specialty consumables and equipment manufacturer, which we acquired in May, our value creation plans are progressing well. We have strengthened the leadership team to accelerate execution and have enhanced our go-to-market efforts with key sales and product marketing hires. We have deployed significant resources to jump start our value creation initiatives and are already seeing early traction in margin improvement opportunities — including procurement optimization, site rationalization and automation of the manufacturing and distribution processes.
Along with our existing operations, we continue to grow our business to enhance our long-term cash flows. Subsequent to quarter end, we completed the previously announced privatization of First National Financial Corporation, a leading publicly-listed Canadian residential and multi-family mortgage lender, for total consideration of $2.6 billion, of which our share of equity was $146 million for an 11% economic interest. The business’ highly resilient earnings and strong cash flows are supported by the fees and income it earns on a large and growing base of mortgages under administration. First National’s asset-light model mitigates the risk of loss and underpins a track record of strong margins and returns on capital. We see opportunities to modernize its systems, streamline operations and strengthen its service model in a private setting, alongside our partners.
Review of Consolidated Results of Operations
The table below summarizes our results of operations for the three and nine months ended September 30, 2025 and 2024. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS, except per unit amounts)	2025	2024	2025	2024
Revenues	$6,919	$9,232	$20,363	$33,193
Direct operating costs	(5,663)	(7,069)	(16,530)	(28,875)
General and administrative expenses	(278)	(319)	(860)	(943)
Interest income (expense), net	(784)	(778)	(2,355)	(2,352)
Equity accounted income (loss)	8	1	23	55
Impairment reversal (expense), net	—	—	(14)	10
Gain (loss) on dispositions, net	105	593	325	692
Other income (expense), net	(462)	(229)	(648)	(213)
Income (loss) before income tax	(155)	1,431	304	1,567
Income tax (expense) recovery
Current	(130)	(276)	(446)	(488)
Deferred	163	580	411	924
Net income (loss)	$(122)	$1,735	$269	$2,003
Attributable to:
Limited partners	$(25)	$103	$16	$113
Non-controlling interests attributable to:
Redemption-exchange units	(14)	97	15	106
Special limited partner	—	—	—	—
BBUC exchangeable shares	(20)	101	16	110
Preferred securities	13	13	39	39
Interest of others in operating subsidiaries	(76)	1,421	183	1,635
	$(122)	$1,735	$269	$2,003
Basic and diluted earnings (loss) per limited partner unit (1)	$(0.28)	$1.39	$0.19	$1.52
____________________________________
(1)Average number of LP Units outstanding for the three and nine months ended September 30, 2025 were 88.8 million and 85.9 million, respectively (September 30, 2024: 74.3 million and 74.3 million, respectively).
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Comparison of the three and nine months ended September 30, 2025 and 2024
For the three months ended September 30, 2025, net loss was $122 million, with $59 million of net loss attributable to Unitholders (loss of $0.28 per LP Unit). For the three months ended September 30, 2024, net income was $1,735 million, with $301 million of net income attributable to Unitholders ($1.39 per LP Unit). Prior year net income attributable to Unitholders included $296 million of tax benefits at our advanced energy storage operation compared to $77 million in the current period and included $131 million of net gains on dispositions compared to $16 million in the current period.
For the nine months ended September 30, 2025, net income was $269 million, with $47 million of net income attributable to Unitholders ($0.19 per LP Unit). For the nine months ended September 30, 2024, net income was $2,003 million, with $329 million of net income attributable to Unitholders ($1.52 per LP Unit). Prior year net income attributable to Unitholders included a net gain of $87 million recognized on the disposition of our road fuels operation in July 2024, combined with the factors described above.
Revenues
For the three months ended September 30, 2025, revenues decreased by $2,313 million to $6,919 million, compared to $9,232 million for the three months ended September 30, 2024. Revenues from our business services segment decreased by $2,381 million, primarily due to the disposition of our road fuels operation in July 2024 and the deconsolidation of our healthcare services operation in May 2025 which reduced revenues by $2,257 million. Revenues from our infrastructure services segment decreased by $121 million, primarily due to the disposition of our offshore oil services’ shuttle tanker operation in January 2025. Revenues from our industrials segment increased by $189 million primarily due to contribution from our electric heat tracing systems manufacturer acquired in January 2025 combined with strong performance at our advanced energy storage operation during the quarter driven by higher volumes and a continued mix shift towards higher margin advanced batteries. The increase was partially offset by the deconsolidation of our returnable plastic packaging operation in July 2025.
For the nine months ended September 30, 2025, revenues decreased by $12,830 million to $20,363 million, compared to $33,193 million for the nine months ended September 30, 2024. The decrease was primarily due to the same factors described above.
Direct operating costs
For the three months ended September 30, 2025, direct operating costs decreased by $1,406 million to $5,663 million, compared to $7,069 million for the three months ended September 30, 2024. The decrease was primarily due to the disposition of our road fuels operation in July 2024 and the deconsolidation of our healthcare services operation in May 2025 which reduced direct operating costs by $2,206 million, partially offset by lower tax benefits within our advanced energy storage operation due to recognizing $279 million in the current period, compared to $1,069 million in the prior period reflecting twelve months of accumulated benefits.
For the nine months ended September 30, 2025, direct operating costs decreased by $12,345 million to $16,530 million, compared to $28,875 million for the nine months ended September 30, 2024. The decrease was primarily due to the same factors described above.
General and administrative expenses
For the three months ended September 30, 2025, general and administrative expenses decreased by $41 million to $278 million, compared to $319 million for the three months ended September 30, 2024. The decrease was primarily due to the impact of business dispositions completed over the last twelve months, as well as our road fuels operation disposed in July 2024, partially offset by a full period of contributions from our recently acquired electric heat tracing systems manufacturer.
For the nine months ended September 30, 2025, general and administrative expenses decreased by $83 million to $860 million, compared to $943 million for the nine months ended September 30, 2024. The decrease was primarily due to the same factors described above.
Interest income (expense), net
For the three months ended September 30, 2025, net interest expense increased by $6 million to $784 million, compared to $778 million for the three months ended September 30, 2024. The increase was primarily due to the impact of higher borrowings in our advanced energy storage operation and borrowings associated with our recently acquired electric heat tracing systems manufacturer. These factors were partially offset by reduced borrowings as a result of dispositions completed over the last twelve months and the repayment of borrowings on our corporate credit facilities in the first quarter of 2025.
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For the nine months ended September 30, 2025, net interest expense increased by $3 million to $2,355 million, compared to $2,352 million for the nine months ended September 30, 2024. The increase was primarily due to the same factors described above.
Gain (loss) on dispositions, net
For the three months ended September 30, 2025, net gain recognized on dispositions completed within our operations was $105 million primarily driven by a $110 million net gain from the disposition of our Indian non-bank financial services’ non-core home financing operation.
For the nine months ended September 30, 2025, net gain on dispositions was $325 million. This primarily relates to a $214 million net gain recognized from the disposition of our offshore oil services’ shuttle tanker operation, combined with the gain described above.
Other income (expense), net
For the three months ended September 30, 2025, net other expense increased by $233 million to $462 million, compared to net other expense of $229 million for the three months ended September 30, 2024. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended September 30, 2025, the components of other income (expense), net include $187 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations, $115 million of net losses on debt modification and extinguishment, $56 million of net revaluation losses, $43 million of business separation expenses, stand-up costs and restructuring charges, $14 million of loss recognized on the partial sale of an interest in our work access services operation and $47 million of other expenses. For the three months ended September 30, 2024, the components of other income (expense), net include $112 million related to provisions recorded at our construction operation primarily related to a legacy receivable balance from wound up Middle East operations, $44 million of business separation expenses, stand-up costs and restructuring charges, $27 million of net revaluation losses, $13 million of net losses on debt modification and extinguishment, $3 million of transaction costs, $2 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations and $28 million of other expenses.
For the nine months ended September 30, 2025, net other expense increased by $435 million to $648 million, compared to net other expense of $213 million for the nine months ended September 30, 2024. For the nine months ended September 30, 2025, the components of other income (expense), net include $383 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations, $236 million of net gain recognized upon deconsolidation of our healthcare services operation, $179 million of business separation expenses, stand-up costs and restructuring charges, $165 million of net revaluation losses, $137 million of net losses on debt modification and extinguishment, $125 million of gains recorded at our offshore oil services due to completed upgrades and unrealized gains recorded on reclassification of property, plant and equipment to finance leases, $40 million of transaction costs, $14 million of loss recognized on the partial sale of an interest in our work access services operation and $91 million of other expenses. For the nine months ended September 30, 2024, the components of other income (expense), net include $194 million related to provisions recorded at our construction operation, $152 million of net revaluation gains, $105 million of business separation expenses, stand-up costs and restructuring charges, $50 million of other income related to a distribution at our entertainment operation, $32 million of transaction costs, $25 million of net gains on debt modifications and extinguishments, $14 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations and $95 million of other expenses.
Income tax (expense) recovery
For the three months ended September 30, 2025, current income tax expense decreased by $146 million to $130 million, compared to $276 million for the three months ended September 30, 2024. The decrease in current income tax expense was primarily due to a non-recurring tax settlement incurred in the prior period in our advanced energy storage operation, a current income tax recovery related to the payment of a litigation settlement within our dealer software and technology services operation, and tax benefits related to the impact of newly enacted tax legislation within our dealer software and technology services operation and our engineered components manufacturing operation. Deferred income tax recovery decreased by $417 million to $163 million, compared to $580 million for the three months ended September 30, 2024. The decrease in deferred income tax recovery was primarily due to a non-recurring deferred tax recovery in the prior period related to tax benefits recognized within our advanced energy storage operation, a derecognition of deferred tax assets within our dealer software and technology services operation, partially offset by the remeasurement of deferred tax liabilities from newly enacted tax legislation within our modular building leasing services.
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For the nine months ended September 30, 2025, current income tax expense decreased by $42 million to $446 million, compared to $488 million for the nine months ended September 30, 2024. The decrease in current income tax expense was primarily due to the same factors described above, combined with lower taxable income within our dealer software and technology services operation, partially offset by a non-recurring tax recovery recognized in the prior period combined with withholding tax incurred relating to a special distribution to owners from our advanced energy storage operation. Deferred income tax recovery decreased by $513 million to $411 million, compared to $924 million for the nine months ended September 30, 2024. The decrease in deferred income tax recovery was primarily due to the same factors described above, combined with the utilization and lower recognition of deferred tax assets as a result of higher taxable income within our construction operation, and the derecognition of deferred tax assets in our solar power solutions and our engineered components manufacturing operation.
Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2025			2024				2023
(US$ MILLIONS, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$6,919	$6,695	$6,749	$7,427	$9,232	$11,946	$12,015	$13,405
Direct operating costs	(5,663)	(5,465)	(5,402)	(6,008)	(7,069)	(10,928)	(10,878)	(12,209)
General and administrative expenses	(278)	(271)	(311)	(324)	(319)	(307)	(317)	(336)
Interest income (expense), net	(784)	(801)	(770)	(752)	(778)	(778)	(796)	(858)
Equity accounted income (loss)	8	23	(8)	35	1	31	23	48
Impairment reversal (expense), net	—	(14)	—	(991)	—	—	10	(780)
Gain (loss) on dispositions, net	105	6	214	—	593	84	15	4,477
Other income (expense), net	(462)	(103)	(83)	(360)	(229)	(100)	116	(344)
Income (loss) before income tax	(155)	70	389	(973)	1,431	(52)	188	3,403
Income tax (expense) recovery
Current	(130)	(119)	(197)	(158)	(276)	(122)	(90)	(171)
Deferred	163	184	64	23	580	239	105	252
Net income (loss)	$(122)	$135	$256	$(1,108)	$1,735	$65	$203	$3,484
Attributable to:
Limited partners	$(25)	$11	$30	$(150)	$103	$(7)	$17	$488
Non-controlling interests attributable to:
Redemption-exchange units	(14)	6	23	(141)	97	(6)	15	457
Special limited partner	—	—	—	—	—	—	—	—
BBUC exchangeable shares	(20)	9	27	(147)	101	(7)	16	478
Preferred securities	13	13	13	13	13	13	13	17
Interest of others in operating subsidiaries	(76)	96	163	(683)	1,421	72	142	2,044
	$(122)	$135	$256	$(1,108)	$1,735	$65	$203	$3,484
Basic and diluted earnings (loss) per limited partner unit (1)	$(0.28)	$0.12	$0.38	$(2.02)	$1.39	$(0.10)	$0.23	$6.57
____________________________________
(1)Average number of LP Units outstanding for the three and nine months ended September 30, 2025 were 88.8 million and 85.9 million, respectively (September 30, 2024: 74.3 million and 74.3 million, respectively).
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Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, at our natural gas production operation, the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. In addition, the demand for batteries at our advanced energy storage operation as well as electric heat management products and services at our electric heat tracing systems manufacturer is typically higher in the colder seasons. Within our infrastructure services segment, our work access services operation is impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. The mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic monetization gains and impairment losses.
Review of Consolidated Financial Position
The following is a summary of the unaudited and audited consolidated statements of financial position as at September 30, 2025 and December 31, 2024, respectively:

			Change
(US$ MILLIONS)	September 30, 2025	December 31, 2024	September 30, 2025 vs December 31, 2024
Assets
Cash and cash equivalents	$3,500	$3,239	$261
Financial assets	11,966	12,371	(405)
Accounts and other receivable, net	7,822	6,279	1,543
Inventory and other assets	4,694	5,728	(1,034)
Property, plant and equipment	10,810	13,232	(2,422)
Deferred income tax assets	2,060	1,744	316
Intangible assets	18,878	18,317	561
Equity accounted investments	2,384	2,325	59
Goodwill	13,289	12,239	1,050
	$75,403	$75,474	$(71)
Liabilities and Equity
Liabilities
Accounts payable and other	$13,979	$16,691	$(2,712)
Corporate borrowings	1,156	2,142	(986)
Non-recourse borrowings in subsidiaries of the partnership	42,149	36,720	5,429
Deferred income tax liabilities	2,579	2,613	(34)
	$59,863	$58,166	$1,697
Equity
Limited partners	$2,354	$1,752	$602
Non-controlling interests attributable to:
Redemption-exchange units	1,370	1,644	(274)
Special limited partner	—	—	—
BBUC exchangeable shares	1,858	1,721	137
Preferred securities	740	740	—
Interest of others in operating subsidiaries	9,218	11,451	(2,233)
	15,540	17,308	(1,768)
	$75,403	$75,474	$(71)
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Financial assets
Financial assets decreased by $405 million to $11,966 million as at September 30, 2025, compared to $12,371 million as at December 31, 2024. The balance comprises marketable securities, loans and notes receivable, derivative assets and other financial assets. The decrease was primarily due to a net reduction in the mortgages receivable at our Australian asset manager and lender as a result of higher loan repayments compared to new loan originations, combined with a reduction in other financial assets within our offshore oil services. The decrease was partially offset by $669 million of marketable securities recorded within our corporate segment, related to units in a new Brookfield-managed evergreen private equity fund which were received as consideration for the sale of partial interests in three businesses completed in July 2025.
The following table presents financial assets by segment as at September 30, 2025 and December 31, 2024:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total
September 30, 2025	$11,041	$28	$226	$671	$11,966
December 31, 2024	$11,713	$253	$404	$1	$12,371
Accounts receivable, net
Accounts receivable, net increased by $1,543 million to $7,822 million as at September 30, 2025, compared to $6,279 million as at December 31, 2024. The increase was primarily due to timing of billed receivables within our offshore oil services operation, our water and wastewater operation and our engineered components manufacturer, combined with the acquisition of our electric heat tracing systems manufacturer in January 2025 and the impact of foreign exchange movements within our operations. Included in accounts receivable is an additional $794 million recorded at our advanced energy storage operation related to tax benefits for the nine months ended September 30, 2025.
Inventory and other assets
Inventory and other assets decreased by $1,034 million to $4,694 million as at September 30, 2025, compared to $5,728 million as at December 31, 2024. Other assets decreased by $1,285 million primarily due to the disposition of our offshore oil services’ shuttle tanker operation in January 2025, and our Indian non-bank financial services’ non-core home financing operation in July 2025, which were both previously classified as assets held for sale. The decrease in other assets was partially offset by higher other assets within our offshore oil services due to the recognition of finance lease receivables. The overall decrease in other assets was partially offset by a $251 million increase in inventory primarily due to higher units on hand at our advanced energy storage operation, combined with the acquisition of our electric heat tracing systems manufacturer in January 2025.
Property, plant & equipment and intangible assets
PP&E decreased by $2,422 million to $10,810 million as at September 30, 2025, compared to $13,232 million as at December 31, 2024. The decrease was due to the deconsolidation of our healthcare services operation which reduced PP&E by $2,320 million and the reclassification of certain vessels within our offshore oil services from PP&E to finance leases of $1,419 million. This was partially offset by additions to PP&E and the impact of foreign exchange movements of $789 million. As at September 30, 2025, PP&E included $761 million of right-of-use assets (December 31, 2024: $874 million).
Intangible assets increased by $561 million to $18,878 million as at September 30, 2025, compared to $18,317 million as at December 31, 2024. The increase was due to net additions of $968 million primarily driven by the acquisition of our electric heat tracing systems manufacturer and the impact of foreign exchange movements of $940 million. This was partially offset by regular amortization expense of $1,201 million during the period.
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Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operation and maintenance and expansion of the fleet at our fleet management and car rental services operation. Within our infrastructure services segment, capital expenditures were primarily vessel dry-docking costs at our offshore oil services which are contractually reimbursed by our customer, and fleet investment at our modular building leasing services. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operation. We also include additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the nine months ended September 30, 2025 were $655 million and $929 million, respectively (September 30, 2024: $633 million and $1,418 million, respectively). Growth capital expenditures include fleet expansion capital expenditures at our fleet management and car rental services operation presented as cash used in operating activities in the unaudited interim condensed consolidated statement of cash flows.
Deferred income tax assets
Deferred income tax assets increased by $316 million to $2,060 million as at September 30, 2025, compared to $1,744 million as at December 31, 2024. The increase was primarily due to the recognition of deferred tax assets in our advanced energy storage operation and our natural gas production operation, combined with the impact of foreign exchange movements within our operations.
Equity accounted investments
Equity accounted investments increased by $59 million to $2,384 million as at September 30, 2025, compared to $2,325 million as at December 31, 2024. The increase was primarily due to the acquisition of our specialty consumables and equipment manufacturer in May 2025 and the merger of our returnable plastic packaging operation with a North American packaging solutions provider in July 2025, partially offset by distributions received from equity accounted investments within our operations.
Goodwill
Goodwill increased by $1,050 million to $13,289 million as at September 30, 2025, compared to $12,239 million as at December 31, 2024. The increase was primarily due to the acquisition of our electric heat tracing systems manufacturer and the impact of foreign exchange movements.
Accounts payable and other
Accounts payable and other decreased by $2,712 million to $13,979 million as at September 30, 2025, compared to $16,691 million as at December 31, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025 which reduced liabilities by $1,986 million, combined with the disposition of our offshore oil services’ shuttle tanker operation and our Indian non-bank financial services’ non-core home financing operation, whose liabilities were previously classified as liabilities held for sale. These factors were partially offset by an increase in other liabilities at our advanced energy storage operation due to provisions recognized for employee incentive payments linked to realization of value.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Equity attributable to Unitholders
As at September 30, 2025, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement” in our 2024 Annual Report.
The Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by Brookfield Business Partners L.P., Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our 2024 Annual Report.
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During the third quarter of 2025, the volume-weighted average price was $27.50 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution for the quarter.
BBUC’s capital structure comprised BBUC exchangeable shares held by Brookfield Holders and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent. During the nine months ended September 30, 2025, 185 BBUC exchangeable shares were exchanged into LP Units (September 30, 2024: 3).
On August 15, 2025, the TSX accepted a notice filed by the partnership of its intention to renew a normal course issuer bid (“NCIB”) for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 8, 2025, or 4,441,425 LP Units, including up to 10,076 LP Units on the TSX during any trading day.
On August 15, 2025, the TSX accepted a notice filed by BBUC, a consolidated subsidiary of the partnership, of its intention to renew the NCIB for its BBUC exchangeable shares. Under the NCIB, BBUC is authorized to repurchase up to 5% of its issued and outstanding BBUC exchangeable shares as at August 8, 2025 or 3,499,836 shares, including up to 11,100 shares on the TSX during any trading day.
During the nine months ended September 30, 2025, the partnership repurchased 3,711,807 LP Units (September 30, 2024: nil LP Units).
During the nine months ended September 30, 2025, Brookfield Corporation did not purchase any LP Units under the partnership’s NCIB (September 30, 2024: 443,722 LP Units).
During the nine months ended September 30, 2025, BBUC repurchased 2,957,523 BBUC exchangeable shares under its NCIB (September 30, 2024: nil exchangeable shares).
As at September 30, 2025 and December 31, 2024, the total number of Units outstanding are as follows:

UNITS	September 30, 2025	December 31, 2024
GP Units	4	4
LP Units (1)	88,675,926	74,281,767
Non-controlling interests:
Redemption-Exchange Units (1)	51,599,716	69,705,497
BBUC exchangeable shares	69,996,738	72,954,446
Special LP Units	4	4
____________________________________
(1)In February 2025, the partnership issued 18,105,781 LP Units to wholly-owned subsidiaries of Brookfield Wealth Solutions in exchange for 18,105,781 Redemption-Exchange Units, pursuant to the exercise of the Redemption-Exchange Mechanism.
Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are adjusted earnings from operations (“Adjusted EFO”) and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8, Operating Segments. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
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Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our consolidated statements of operating results prepared using IFRS Accounting Standards. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2025	2024	2025	2024
Net income (loss)	$(122)	$1,735	$269	$2,003

Net income (loss) attributable to Limited partners	$(25)	$103	$16	$113
Net income (loss) attributable to Redemption-exchange units held by Brookfield Holders	(14)	97	15	106
Net income (loss) attributable to BBUC exchangeable shares	(20)	101	16	110
Net income (loss) attributable to Unitholders	$(59)	$301	$47	$329

Adjusted EBITDA	$575	$844	$1,757	$1,912
The following table presents Adjusted EFO per segment for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2025	2024	2025	2024
Business services	$126	$245	$348	$499
Infrastructure services	41	61	245	209
Industrials	184	356	468	742
Corporate	(67)	(80)	(198)	(248)
Comparison of the three and nine months ended September 30, 2025 and 2024
Net loss attributable to Unitholders for the three months ended September 30, 2025 was $59 million, representing a decrease of $360 million compared to net income attributable to Unitholders of $301 million for the three months ended September 30, 2024. Prior year net income attributable to Unitholders included $296 million of tax benefits at our advanced energy storage operation compared to $77 million in the current period and included $131 million of net gains on dispositions compared to $16 million in the current period.
Net income attributable to Unitholders for the nine months ended September 30, 2025 was $47 million, representing a decrease of $282 million compared to net income attributable to Unitholders of $329 million for the nine months ended September 30, 2024. Prior year net income attributable to Unitholders included a net gain of $87 million recognized on the disposition of our road fuels operation in July 2024, combined with the factors described above.
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Adjusted EBITDA for the three months ended September 30, 2025 was $575 million, representing a decrease of $269 million compared to $844 million for the three months ended September 30, 2024. Current period results include $77 million of tax benefits, at our share, from our advanced energy storage operation, and reflect the impact of lower ownership in three businesses from the partial sale of interests to a new Brookfield-managed evergreen private equity fund. Prior period results included $296 million, at our share, reflecting twelve months of accumulated tax benefits at our advanced energy storage operation, and $47 million, at our share, of contribution from our disposed operations.
Adjusted EBITDA for the nine months ended September 30, 2025 was $1,757 million representing a decrease of $155 million compared to $1,912 million for the nine months ended September 30, 2024. The decrease was primarily due to the same factors described above.
Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2025	2024	2025	2024
Adjusted EFO	$126	$245	$348	$499

Adjusted EBITDA	$188	$228	$606	$615
The following table presents equity attributable to Unitholders for our business services segment as at September 30, 2025 and December 31, 2024:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Total assets	$28,388	$31,583
Total liabilities	21,047	24,185

Interests of others in operating subsidiaries	3,805	3,925
Equity attributable to Unitholders	3,536	3,473
Total equity	$7,341	$7,398
Comparison of the three and nine months ended September 30, 2025 and 2024
Adjusted EFO in our business services segment for the three months ended September 30, 2025 was $126 million, representing a decrease of $119 million, compared to $245 million for the three months ended September 30, 2024. The decrease was primarily due to prior period results, which included $127 million, at our share, of net gains recognized on the disposition of our road fuels operation and the deconsolidation of our payment processing services operation. Current period results include an after-tax net gain of $16 million, at our share, primarily due to the disposition of our Indian non-bank financial services’ non-core home financing operation in July 2025.
Adjusted EFO in our business services segment for the nine months ended September 30, 2025 was $348 million, representing a decrease of $151 million, compared to $499 million for the nine months ended September 30, 2024. The decrease was primarily due to the same factors described above.
Adjusted EBITDA in our business services segment for the three months ended September 30, 2025 was $188 million, representing a decrease of $40 million, compared to $228 million for the three months ended September 30, 2024, reflecting the sale of a partial interest in our dealer software and technology services operation in July 2025. Prior period results included contribution from healthcare services which was deconsolidated in May 2025 and our road fuels operation which was sold in July 2024.
Our residential mortgage insurer contributed $55 million to Adjusted EBITDA for the three months ended September 30, 2025, compared to $66 million for the three months ended September 30, 2024. Results reflect the timing impact of slower revenue recognition under the IFRS 17 accounting standard as a result of more conservative model assumptions given an uncertain Canadian economic environment. Underlying performance continues to benefit from resilient demand across the business’ served market segment, which includes first-time homebuyers. Volumes of new insurance premiums written increased compared to the prior period and losses on claims remain below historical long-term levels.
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Our dealer software and technology services operation contributed $31 million of Adjusted EBITDA for the three months ended September 30, 2025, compared to $50 million for the three months ended September 30, 2024. Current period included an impact of $11 million, at our share, related to the secondary sale of 7% interest in the business during the quarter. Bookings remain stable supported by renewal activity and continued commercial initiatives which largely offset the impact of customer churn during the quarter. Results continued to reflect the impact of ongoing strategic investments to strengthen the business’ customer service and product offerings which are expected to continue for another 12 to 18 months.
Adjusted EBITDA in our business services segment for the nine months ended September 30, 2025 was $606 million, representing a decrease of $9 million compared to $615 million for the nine months ended September 30, 2024. The decrease was primarily due to the same factors described above.
Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2025	2024	2025	2024
Adjusted EFO	$41	$61	$245	$209

Adjusted EBITDA	$104	$146	$317	$446
The following table presents equity attributable to Unitholders for our infrastructure services segment as at September 30, 2025 and December 31, 2024:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Total assets	$16,157	$17,489
Total liabilities	10,849	11,729

Interests of others in operating subsidiaries	2,253	2,465
Equity attributable to Unitholders	3,055	3,295
Total equity	$5,308	$5,760
Comparison of the three and nine months ended September 30, 2025 and 2024
Adjusted EFO in our infrastructure services segment for the three months ended September 30, 2025 was $41 million, representing a decrease of $20 million, compared to $61 million for the three months ended September 30, 2024. The decrease was primarily due to lost contributions from the shuttle tanker operation in our offshore oil services, which was sold in January 2025, combined with lower interest expense due to reduced borrowings within our operations.
Adjusted EFO in our infrastructure services segment for the nine months ended September 30, 2025 was $245 million, representing an increase of $36 million, compared to $209 million for the nine months ended September 30, 2024. The increase was primarily due to a net gain of $114 million, at our share, recognized on the sale of our offshore oil services’ shuttle tanker operation in January 2025, partially offset by the factors described above.
Adjusted EBITDA in our infrastructure services segment for the three months ended September 30, 2025 was $104 million, representing a decrease of $42 million, compared to $146 million for the three months ended September 30, 2024. Current period included an impact of $7 million, at our share, related to the secondary sale of a 5% interest in our work access services operation in the quarter. Prior period included contribution from our offshore oil services’ shuttle tanker operation which was sold in January 2025.
Our modular building leasing services operation contributed $43 million to Adjusted EBITDA for the three months ended September 30, 2025, in line with the prior period. Sales of value added products and services partially offset the impact of continued weak end market conditions. The business is focused on increasing penetration in high-growth end markets and pursuing cross-selling initiatives with existing customers.
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Our lottery services operation contributed $31 million to Adjusted EBITDA for the three months ended September 30, 2025, in line with prior period. Performance benefited from improved margins driven by productivity gains and a favorable mix of services, however, results during the quarter reflect the impact of lower terminal deliveries compared to the prior period. The business continues to focus on executing a significant pipeline of system implementations over the next 18 months, including the roll-out of digital lottery service offerings in the U.K. which is expected to go live early next year.
Adjusted EBITDA in our infrastructure services segment for the nine months ended September 30, 2025 was $317 million, representing a decrease of $129 million compared to $446 million for the nine months ended September 30, 2024. The decrease was primarily due to the same factors described above.
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2025	2024	2025	2024
Adjusted EFO	$184	$356	$468	$742

Adjusted EBITDA	$316	$500	$927	$941
The following table presents equity attributable to Unitholders for our industrials segment as at September 30, 2025 and December 31, 2024:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Total assets	$29,832	$26,097
Total liabilities	23,548	18,684

Interests of others in operating subsidiaries	3,160	5,061
Equity attributable to Unitholders	3,124	2,352
Total equity	$6,284	$7,413
Comparison of the three and nine months ended September 30, 2025 and 2024
Adjusted EFO in our industrials segment for the three months ended September 30, 2025 was $184 million, representing a decrease of $172 million, compared to $356 million for the three months ended September 30, 2024. The decrease was primarily due to prior period results from our advanced energy storage operation included $296 million of tax benefits, at our share, representing accumulated tax benefits for a twelve-month period, compared to $77 million recorded in the current period.
Adjusted EFO in our industrials segment for the nine months ended September 30, 2025 was $468 million, representing a decrease of $274 million, compared to $742 million for the nine months ended September 30, 2024. The decrease was primarily due to the same factors described above.
Adjusted EBITDA in our industrials segment for the three months ended September 30, 2025 was $316 million, representing a decrease of $184 million, compared to $500 million for the three months ended September 30, 2024, reflecting the impact of higher tax benefits recognized in the prior period within our advanced energy storage operation representing a twelve-month period. Current period results include contributions from recent acquisitions including our electric heat tracing systems manufacturer which was acquired in January 2025.
Our advanced energy storage operation contributed $248 million to Adjusted EBITDA for the three months ended September 30, 2025, compared to $443 million for the three months ended September 30, 2024. Results for the quarter included $77 million of tax benefits, at our share, compared to $296 million, at our share, in the prior period. Strong underlying performance was driven by increased overall volumes, a continued mix shift toward higher margin advanced batteries, combined with ongoing operational and commercial improvements.
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Our engineered components manufacturing operation contributed $18 million to Adjusted EBITDA for the three months ended September 30, 2025, compared to $25 million for the three months ended September 30, 2024. Current period included an impact of $11 million, at our share, related to the secondary sale of a 12% interest in the business during the quarter. Despite weak end market conditions, volumes improved over the prior period driven by recent commercial wins. The business generated resilient margins and positive cash flows supported by recent commercial actions and ongoing cost and working capital optimization initiatives.
Adjusted EBITDA in our industrials segment for the nine months ended September 30, 2025 was $927 million, representing a decrease of $14 million compared to $941 million for the nine months ended September 30, 2024. The decrease was primarily due to the factors described above.
Corporate
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate segment for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2025	2024	2025	2024
Adjusted EFO	$(67)	$(80)	$(198)	$(248)

Adjusted EBITDA	$(33)	$(30)	$(93)	$(90)
The following table presents equity attributable to Unitholders for our corporate segment as at September 30, 2025 and December 31, 2024:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Total assets	$1,026	$305
Total liabilities	4,419	3,568

Equity attributable to preferred securities	740	740
Equity attributable to Unitholders	(4,133)	(4,003)
Total equity	$(3,393)	$(3,263)
Pursuant to our Master Services Agreement, we pay Brookfield a base management fee equal to 0.3125% quarterly (1.25% annually) of our total market capitalization, plus recourse debt, net of cash, and other securities held by corporate entities. Management fees for the three and nine months ended September 30, 2025 were $25 million and $68 million, respectively, compared to $23 million and $67 million for the three and nine months ended September 30, 2024, respectively. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in the current period included lower interest expense due to repayments of borrowings on our corporate credit facilities earlier in the year.
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Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our consolidated statements of operating results prepared using IFRS Accounting Standards, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, employee incentive payments linked to the realization of value at the partnership’s operations, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our consolidated statements of operating results prepared using IFRS Accounting Standards. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our results prepared using IFRS Accounting Standards, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. As a result of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported using IFRS Accounting Standards. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
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Adjusted EBITDA Reconciliation
The following tables reconcile Adjusted EBITDA to net income (loss) for the three and nine months ended September 30, 2025:

	Three Months Ended September 30, 2025
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate	Total
Net income (loss)	$69	$(255)	$88	$(24)	$(122)

Add or subtract the following:
Depreciation and amortization expense	189	185	398	—	772
Gain (loss) on dispositions, net	(105)	—	—	—	(105)
Other income (expense), net (1)	43	169	248	2	462
Income tax (expense) recovery	47	(3)	(46)	(31)	(33)
Equity accounted income (loss)	(10)	(8)	10	—	(8)
Interest income (expense), net	216	151	397	20	784
Equity accounted Adjusted EBITDA (2)	27	32	24	—	83
Amounts attributable to non-controlling interests (3)	(288)	(167)	(803)	—	(1,258)
Adjusted EBITDA	$188	$104	$316	$(33)	$575
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include of $187 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations, $115 million of net losses on debt modification and extinguishment, $56 million of net revaluation losses, $43 million of business separation expenses, stand-up costs and restructuring charges, $14 million of loss recognized on the partial sale of an interest in our work access services operation and $47 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
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	Nine Months Ended September 30, 2025
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate	Total
Net income (loss)	$322	$(272)	$328	$(109)	$269

Add or subtract the following:
Depreciation and amortization expense	619	525	1,125	—	2,269
Impairment reversal (expense), net	—	—	14	—	14
Gain (loss) on dispositions, net	(111)	(214)	—	—	(325)
Other income (expense), net (1)	(89)	166	570	1	648
Income tax (expense) recovery	74	32	(21)	(50)	35
Equity accounted income (loss)	(18)	14	(19)	—	(23)
Interest income (expense), net	684	442	1,164	65	2,355
Equity accounted Adjusted EBITDA (2)	79	105	59	—	243
Amounts attributable to non-controlling interests (3)	(954)	(481)	(2,293)	—	(3,728)
Adjusted EBITDA	$606	$317	$927	$(93)	$1,757
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $383 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations, $236 million of net gain recognized upon deconsolidation of our healthcare services operation, $179 million of business separation expenses, stand-up costs and restructuring charges, $165 million of net revaluation losses, $137 million of net losses on debt modification and extinguishment, $125 million of unrealized gains recorded on reclassification of property, plant and equipment to finance leases at the partnership’s offshore oil services, $40 million of transaction costs, $14 million of loss recognized on the partial sale of an interest in our work access services operation and $91 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated.
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The following tables reconcile Adjusted EBITDA to net income (loss) for the three and nine months ended September 30, 2024:

	Three Months Ended September 30, 2024
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate	Total
Net income (loss)	$551	$(118)	$1,371	$(69)	$1,735

Add back or deduct the following:
Depreciation and amortization expense	236	226	346	—	808
Gain (loss) on dispositions, net	(593)	—	—	—	(593)
Other income (expense), net (1)	142	24	59	4	229
Income tax (expense) recovery	40	(4)	(338)	(2)	(304)
Equity accounted income (loss)	6	4	(11)	—	(1)
Interest income (expense), net	234	177	330	37	778
Equity accounted Adjusted EBITDA (2)	19	38	13	—	70
Amounts attributable to non-controlling interests (3)	(407)	(201)	(1,270)	—	(1,878)
Adjusted EBITDA	$228	$146	$500	$(30)	$844
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $112 million related to provisions recorded at our construction operation primarily related to a legacy receivable balance from wound up Middle East operations, $44 million of business separation expenses, stand-up costs and restructuring charges, $27 million of net revaluation losses, $13 million of net losses on debt modification and extinguishment, $3 million of transaction costs, $2 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations and $28 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
29

	Nine Months Ended September 30, 2024
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate	Total
Net income (loss)	$786	$(275)	$1,685	$(193)	$2,003

Add back or deduct the following:
Depreciation and amortization expense	738	660	1,027	—	2,425
Impairment reversal (expense), net	(4)	(12)	6	—	(10)
Gain (loss) on dispositions, net	(608)	—	(84)	—	(692)
Other income (expense), net (1)	53	28	117	15	213
Income tax (expense) recovery	47	(3)	(456)	(24)	(436)
Equity accounted income (loss)	—	(11)	(44)	—	(55)
Interest income (expense), net	739	535	966	112	2,352
Equity accounted Adjusted EBITDA (2)	54	121	44	—	219
Amounts attributable to non-controlling interests (3)	(1,190)	(597)	(2,320)	—	(4,107)
Adjusted EBITDA	$615	$446	$941	$(90)	$1,912
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include, $194 million related to provisions recorded at our construction operation, $152 million of net revaluation gains, $105 million of business separation expenses, stand-up costs and restructuring charges, $50 million of other income related to a distribution at our entertainment operation, $32 million of transaction costs, $25 million of net gains on debt modification and extinguishment, $14 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations and $95 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of Reconciling Items
Comparison of the three and nine months ended September 30, 2025 and 2024
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is primarily related to the amortization of intangible assets at our modular building leasing services and our lottery services operation. Depreciation and amortization expense in our business services segment is primarily related to amortization of intangible assets at our dealer software and technology services operation and fleet management and car rental services. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangible assets at our advanced energy storage operation and our engineered components manufacturing operation. Depreciation and amortization expense is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense decreased by $36 million to $772 million for the three months ended September 30, 2025 compared to $808 million for the three months ended September 30, 2024. The decrease was primarily due to the recent dispositions including our offshore oil services’ shuttle tanker operation in January 2025 and the deconsolidation of our healthcare services operation in May 2025, partially offset by higher contribution from our advanced energy storage operation.
Depreciation and amortization expense decreased by $156 million to $2,269 million for the nine months ended September 30, 2025 compared to $2,425 million for the nine months ended September 30, 2024. The decrease was primarily due to the same factors described above.
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Income tax (expense) recovery, net was a net income tax recovery of $33 million for the three months ended September 30, 2025 compared to $304 million for the three months ended September 30, 2024. The decrease was primarily due to a non-recurring tax recovery and tax settlement recognized in the prior period at our advanced energy storage operation, a current tax recovery related to the payment of a litigation settlement and derecognition of deferred tax assets within our dealer software and technology services operation, combined with tax benefits related to the impact of newly enacted tax legislation within our dealer software and technology services operation and our engineered components manufacturing operation. This was partially offset by the remeasurement of deferred tax liabilities from newly enacted tax legislation within our modular building leasing services.
Income tax (expense) recovery, net was a net income tax expense of $35 million for the nine months ended September 30, 2025 compared to an income tax recovery of $436 million for the nine months ended September 30, 2024. The increase in income tax expense was primarily due to a non-recurring tax recovery recognized in the prior period combined with a withholding tax expense incurred in the current period relating to a special distribution to owners from our advanced energy storage operation, derecognition of deferred tax assets in our solar power solutions operation and our engineered components manufacturing operation, combined with utilization and lower recognition of deferred tax assets within our construction operation as a result of higher taxable income.
Interest expense, net increased by $6 million to $784 million for the three months ended September 30, 2025 compared to $778 million for the three months ended September 30, 2024. The increase was primarily due to the impact of higher borrowings in our advanced energy storage operation and borrowings associated with our recently acquired electric heat tracing systems manufacturer. These factors were partially offset by reduced borrowings as a result of dispositions completed over the last twelve months and the repayment of borrowings on our corporate credit facilities in the first quarter of 2025.
Interest expense, net increased by $3 million to $2,355 million for the nine months ended September 30, 2025 compared to $2,352 million for the nine months ended September 30, 2024. The increase was primarily due to the same factors described above.
Amounts attributable to non-controlling interests decreased by $620 million to $1,258 million for the three months ended September 30, 2025 compared to $1,878 million for the three months ended September 30, 2024. The decrease in amounts attributable to non-controlling interests was primarily due to higher tax benefits recognized in the prior period at our advanced energy storage operation representing a twelve-month period compared to the tax benefits recognized in the current period, combined with the acquisition of our electric heat tracing systems manufacturer in January 2025, partially offset by the impact of dispositions completed over the last twelve months.
Amounts attributable to non-controlling interests decreased by $379 million to $3,728 million for the nine months ended September 30, 2025 compared to $4,107 million for the nine months ended September 30, 2024. The decrease was primarily due to the same factors described above.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Limited partners (1)	$2,354	$1,752
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units (1)	1,370	1,644
Special LP Units	—	—
BBUC exchangeable shares	1,858	1,721
Equity attributable to Unitholders	$5,582	$5,117
____________________________________
(1)In February 2025, the partnership issued 18,105,781 LP Units to wholly-owned subsidiaries of Brookfield Wealth Solutions in exchange for 18,105,781 Redemption-Exchange Units, pursuant to the exercise of the Redemption-Exchange Mechanism.
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The following table is a summary of our equity attributable to Unitholders by segment as at September 30, 2025 and December 31, 2024. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total
September 30, 2025	$3,536	$3,055	$3,124	$(4,133)	$5,582
December 31, 2024	$3,473	$3,295	$2,352	$(4,003)	$5,117
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, we believe that our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at September 30, 2025 and December 31, 2024:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
September 30, 2025	$14,734	$8,592	$18,823	$42,149
December 31, 2024	$15,800	$7,736	$13,184	$36,720
As at September 30, 2025, the partnership had non-recourse borrowings in subsidiaries of $42,149 million compared to $36,720 million as at December 31, 2024. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	September 30, 2025	December 31, 2024
Term loans	$21,960	$17,372
Notes and debentures	13,277	11,983
Securitization program (1)	2,832	3,284
Credit facilities (2)	2,770	3,063
Project financing	1,310	1,018
Total non-recourse borrowings in subsidiaries of the partnership	$42,149	$36,720
____________________________________
(1)Our securitization program is related to the securitization of residential mortgages at our Australian asset manager and lender, and securitization at our Indian non-banking financial services operation.
(2)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $42,149 million as at September 30, 2025, compared to $36,720 million as at December 31, 2024. The increase of $5,429 million was primarily due to $5 billion of new debt raised at our advanced energy storage operation to fund a special distribution to owners ($1.2 billion to the partnership), combined with the recent acquisition of our electric heat tracing systems manufacturer.
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We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt has varying maturities ranging from less than one year to 56 years. The weighted average maturity of total borrowings as at September 30, 2025 was 6.2 years and the weighted average interest rate on debt outstanding was 7.5%, including the impact of hedges. Approximately 68% of our non-recourse borrowings are either fixed or hedged through derivatives or naturally hedged within our operations. As at September 30, 2025, we have $43,305 million in borrowings with an additional capacity of $8,845 million in undrawn credit facilities at the corporate and subsidiary level.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage ratios, leverage ratios and minimum equity or liquidity covenants. As at September 30, 2025, the partnership’s operations were in compliance with all material covenant requirements and we continue to work with our businesses to monitor performance against such covenant requirements.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,350 million with a maturity date of June 29, 2030, and the partnership had $1,190 million available as at September 30, 2025.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, the Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2030, subject to automatic one year extensions occurring on April 27 of each year unless Brookfield provides written notice of its intention not to further extend their prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2026. As at September 30, 2025, the revolving acquisition credit facility remains undrawn.
The partnership also has deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at September 30, 2025, the amount of the deposit from Brookfield was $nil (December 31, 2024: $nil) and the amount on deposit with Brookfield was $nil (December 31, 2024: $nil).
Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause the partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at September 30, 2025, the amount subscribed from subsidiaries of the partnership was $725 million (December 31, 2024: $725 million) with an annual dividend of 7%. The remaining capacity on the commitment agreement with Brookfield is $25 million, expiring on December 31, 2026. For the three months ended September 30, 2025, distributions of $13 million have been declared on the perpetual preferred equity securities (September 30, 2024: $13 million).
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The table below outlines the partnership’s consolidated net debt-to-capital as at September 30, 2025 and December 31, 2024:

(US$ MILLIONS, except as noted)	September 30, 2025	December 31, 2024
Corporate borrowings	$1,156	$2,142
Non-recourse borrowings in subsidiaries of the partnership	42,149	36,720
Cash and cash equivalents	(3,500)	(3,239)
Net debt	$39,805	$35,623
Total equity	15,540	17,308
Total capital and net debt	$55,345	$52,931
Net debt-to-capitalization ratio	72%	67%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On November 4, 2025, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on December 31, 2025 to Unitholders of record as at the close of business on November 28, 2025.
During the third quarter of 2025, the volume-weighted average price was $27.50 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution for the quarter.
Cash Flow
We believe that we have sufficient liquidity and access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at September 30, 2025, we had cash and cash equivalents of $3,500 million, compared to $3,239 million as at December 31, 2024. The net cash flows for the nine months ended September 30, 2025 and September 30, 2024 were as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2025	2024
Cash flows provided by (used in) operating activities	$2,598	$2,333
Cash flows provided by (used in) financing activities	(211)	(457)
Cash flows provided by (used in) investing activities	(2,340)	(1,975)
Impact of foreign exchange on cash	229	(100)
Net change in cash classified within assets held for sale	(15)	(50)
Change in cash and cash equivalents	$261	$(249)
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the nine months ended September 30, 2025 was $2,598 million compared to cash flow provided by operating activities of $2,333 million for the nine months ended September 30, 2024. Net of non-cash working capital changes, the cash flow provided by operating activities was $2,194 million for the nine months ended September 30, 2025, primarily attributable to the cash generated by our advanced energy storage operation, our residential mortgage insurer and our fleet management and car rental services.
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Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $211 million for the nine months ended September 30, 2025, compared to total cash flow used in financing activities of $457 million for the nine months ended September 30, 2024. During the nine months ended September 30, 2025, our financing activities included net proceeds from non-recourse borrowings of the partnership of $4,424 million, primarily related to debt raised which funded the special distribution at our advanced energy storage operation and the acquisition of our electric heat tracing systems manufacturer. Financing activities also included capital provided by others who have interests in operating subsidiaries of $719 million, primarily related to the acquisition of our electric heat tracing systems manufacturer and the investment in our specialty consumables and equipment manufacturer. This was partially offset by $4,012 million of distributions and capital paid to others who have interests in operating subsidiaries, primarily related to the special distribution at our advanced energy storage operation, combined with net repayments of corporate borrowings of $990 million using proceeds from our advanced energy storage operation’s special distribution and the disposition of our offshore oil services’ shuttle tanker operation.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $2,340 million for the nine months ended September 30, 2025, compared to total cash flow used in investing activities of $1,975 million for the nine months ended September 30, 2024. Cash flows used in investing activities were primarily related to the acquisition of our electric heat tracing systems manufacturer and the investment in our specialty consumables and equipment manufacturer. Investing activities also included capital expenditures for property, plant and equipment and intangible assets of $1,506 million primarily at our offshore oil services operation, which is contractually reimbursed by our customer, as well as at our advanced energy storage operation. This was partially offset by proceeds of $484 million received from the disposition of our offshore oil services’ shuttle tanker operation and $196 million received from the disposition of our Indian non-bank financial services’ non-core home financing operation.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at September 30, 2025, the total outstanding amount was approximately $2.1 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
Our construction operation and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, our operating subsidiaries will execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. For example, in our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. In addition, our dealer software and technology services operation has become subject to several class action lawsuits in connection with a cybersecurity incident in 2024. We believe that the legal proceedings are without merit and intend to vigorously contest them. On an ongoing basis, we assess the potential impact of these events. Aside from the costs to defend against these claims, the potential loss amount from these claims cannot be measured and is not probable at this time.
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Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at September 30, 2025:

	Payments as at September 30, 2025
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$43,884	$1,290	$2,602	$24,501	$15,491
Lease liabilities	930	230	195	265	240
Interest expense	15,024	2,760	2,658	5,359	4,247
Decommissioning liabilities	711	4	4	11	692
Pension obligations	367	27	28	85	227
Commitments for capital expenditure (1)	411	288	61	62	—
Total	$61,327	$4,599	$5,548	$30,283	$20,897
____________________________________
(1)Includes approximately $293 million of contractual commitments in the form of shipbuilding contracts at our offshore oil services. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.
Financial instruments - foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
The following table presents a summary as at September 30, 2025 of our Unitholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Unitholder Equity by Functional Currency
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$772	$748	$641	$606	$920	$155	$1,740
FX Contracts – US$	(506)	(403)	—	—	(33)	(54)	—
As at September 30, 2025, approximately 22% of our Unitholder equity with foreign currency exposure was hedged using derivative contracts.
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
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For further reference on accounting policies, critical judgments and estimates, see our material accounting policy information contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.
Impact of tax legislation
(i)Global minimum top-up tax
The partnership operates in countries, including Canada, which have enacted legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There are no material current tax impacts for the three and nine months ended September 30, 2025. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the partnership.
(ii)U.S. legislation for domestic energy production and manufacturing
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
For qualified business activities in the partnership’s advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).
IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. For the three and nine months ended September 30, 2025, the partnership recorded a benefit of $279 million and $794 million, respectively (September 30, 2024: $1,069 million and $1,069 million, respectively).
Controls and procedures
No change in our internal control over financial reporting occurred during the three and nine months ended September 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were controls over financial reporting at our electric heat tracing systems manufacturer acquired on January 30, 2025. The financial statements of this business constitute approximately 3% of total assets, 5% of net assets, 2% of revenues and 22% of net loss of the consolidated financial statements of our partnership as at and for the three months ended September 30, 2025.
Future changes in accounting policies
(i)Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent feature, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The partnership is currently assessing the impact of these amendments.
(ii)IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management-defined performance measures, and adding new principles for the aggregation and disaggregation of items. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the partnership.
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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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